

ANNUAL REPORT
2025

Fellow Shareholders,

As we added 2025 to our history books, we recognized noteworthy strides toward our plan to return the Company to growth and profitability. I continue to be proud of our entire team for their steadfast dedication through change, innovation, and a productive and often challenging year highlighted by innovation and transformation.



William W. Smith, Jr.
Executive Chairman of the Board

We strengthened our product lineup in 2025 with a strategic focus on phones in our SafePath OS™ solutions for Kids and Senior Phones.   Notably, we believe the senior-focused solution alone more than doubles our total addressable market. SafePath OS provides carriers with an effective tool to grow their subscriber base with the highest quality subscribers available in the market, the Family Subs.

While we redirected our product strategy to align with our mobile operator customers' core business by providing solution that capitalize on what they sell best, we also continued the process of rationalizing our cost structure and redefining our organizational structure. We made significant progress toward cost containment and maximizing team talent. I am proud once again of our employees. Their support for the transformative change needed to meet our goals, meet market demand, attain profitability, and conquer new horizons has been nothing less than exemplary!

Looking Ahead

The roadmap for 2026 is as promising as it is exciting!

As we continue to evolve our SafePath® solutions by expanding features, including the use of AI-based innovation to add yet another level of safety in social media monitoring, we believe we can more effectively support our customers and drive greater visibility and customer engagement through the growth of subscribers and device sales. We can help carriers build competitive advantage with our solutions through meaningful partnerships.

As we continue to strengthen our partner relationships, we also have high, and we believe very achievable, aspirations for new carrier partnerships here in North America and in Europe.

During 2026, we will continue targeted cost containment and align our organizational talent where needed, while continuing to strategically invest in innovation. This year also represents a significant shift in the leadership of Smith Micro, which comes at the perfect time in our transformation story. As we implemented our executive succession plan for Smith Micro at close of the Q1 2026, I have stepped into my new role as Executive Chairman for Smith Micro, and Tim Huffmyer has assumed leadership as President and CEO.   Tim is a proven leader with the experience and leadership necessary to guide the company forward.

I look forward to working alongside Tim to ensure a seamless transition. Together, we will work alongside the rest of our executive team to continue the momentum forward as Smith Micro returns to its leadership role in providing cutting edge software for wireless carriers. Smith Micro is in good hands!

During the past 44 years, Smith Micro has experienced many different technology cycles, as well as ongoing changes in the market, where timing is critical and having the right solutions at the right time is paramount. I believe we are in exactly the right place and time once again. I am confident that our focus, passion for innovation, and drive to deliver the best solutions to our mobile operator customers and their subscribers worldwide positions us for success and profitability in 2026 and beyond. We plan to capitalize on it now.

Thank you, fellow shareholders, for joining us on the journey.

Best regards,

William W. Smith, Jr.
Executive Chairman of the Board of Directors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 01-35525

SMITH MICRO SOFTWARE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**33-0029027**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
5800 Corporate Drive, Pittsburgh, PA	**15237**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (412) 837-5300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	SMSI	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of "accelerated filer", "large accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☒ Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second quarter, the aggregate market value of the common stock of the registrant held by non-affiliates was $10,935,493 based upon the closing sale price of such stock as reported on the Nasdaq Capital Market on that date. For purposes of such calculation, only executive officers, board members, and beneficial owners of more than 10% of the registrant's outstanding common stock are deemed to be affiliates.

As of February 26, 2026, there were 25,763,019 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for use in connection with its 2026 Annual Meeting of Stockholders, which is to be filed no later than 120 days after December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K

SMITH MICRO SOFTWARE, INC.
2025 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS
PART I

PART II

PART III

PART IV

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this document, the terms "Smith Micro," "Company," "we," "us," and "our" refer to Smith Micro Software, Inc. and, where appropriate, its subsidiaries.

This Annual Report on Form 10-K (this "Report") contains forward-looking statements regarding Smith Micro which include, but are not limited to, statements concerning customer concentration, projected revenues, market acceptance of products, the success and timing of new product introductions, the competitive factors affecting our business, our ability to raise additional capital, gross profit and income, our expenses, the protection of our intellectual property, and our ability to remain a going concern. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "predicts," "potential," "believes," "seeks," "estimates," "should," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results or performance could differ materially from those expressed or implied in any forward-looking statements as a result of various factors. Such factors include, but are not limited to, the following:

Risks Related to our Business Operations

- our customer concentration, given that the majority of our sales currently depend on a few large customer relationships;
- our ability to establish and maintain strategic relationships with our customers and mobile device manufacturers, their ability to attract customers, and their willingness to promote our products;
- our ability and/or customers' ability to distribute our mobile software applications to their end users through third party mobile software application stores, which we do not control;
- our dependency upon effective operation with operating systems, devices, networks and standards that we do not control and on our continued relationships with mobile operating system providers, device manufacturers and mobile software application stores;
- our ability to hire and retain key personnel;
- the possibility of security and privacy breaches in our systems and in the third-party software and/or systems that we use, damaging client relations and inhibiting our ability to grow;
- interruptions or delays in the services we provide from our data center hosting facilities or virtual cloud infrastructures;
- the existence of undetected software defects in our products and our failure to resolve detected defects in a timely manner;

Financial, Investment and Indebtedness Risks

- our ability to remain a going concern;
- our ability to raise additional capital and the risk of such capital not being available to us at commercially reasonable terms or at all;
- our ability to be profitable;
- current and potential future negative impacts from cost reduction efforts we have taken and may in the future undertake;
- adverse impact to our results of operations if we fail to realize the full value of our intangible assets;
- the dilutive impact to our stockholders of the exercise of our outstanding warrants;

Risks Related to Our Industry and Macroeconomic Conditions

- changes in our operating income due to shifts in our sales mix and variability in our operating expenses;
- our current client concentration within the vertical wireless carrier market, and the potential impact to our business resulting from changes within this vertical market, or failure to penetrate new markets;
- rapid technological evolution and resulting changes in demand for our products from our key customers and their end users;
- intense competition in our industry and the core vertical markets in which we operate, and our ability to successfully compete;
- the risks inherent with international operations;

Legal and Regulatory Risks

- the risk of being delisted from Nasdaq if we continue to fail to meet any of its applicable listing requirements;
- the impact of evolving information security and data privacy laws on our business and industry;
- the impact of governmental regulations on our business and industry;
- our ability to protect our intellectual property and our ability to operate our business without infringing on the rights of others;

Risk Related to our Convertible notes

- the terms and repayment obligations may restrict our ability to obtain additional financing;
- the conversion of the Convertible Notes and exercise of accompanying warrants will have a dilutive effect;
- the Convertible Notes are secured, and default on the Convertible Notes could cause the note holders to foreclose on our assets;
- the Convertible Note holders have additional rights upon an event of default that could harm our financial condition or require us to curtail or cease operations;

Other General Risks

- negotiation of new or amended agreements may result in longer sales and launch cycles than expected, which could impact our financial position;
- our ability to assimilate acquisitions without diverting management attention and impacting current operations;
- failure to realize the expected benefits of prior acquisitions;
- the availability of third-party intellectual property and licenses needed for our operations on commercially reasonable terms, or at all;
- the difficulty of predicting our quarterly revenues and operating results and the chance of such revenues and results falling below analyst or investor expectations, which could cause the price of our Common Stock to fall; and
- those additional factors which are listed under Item 1A of Part I of this Report under the caption "RISK FACTORS."

The forward-looking statements contained in this Report are made on the basis of the views and assumptions of management regarding future events and business performance as of the date this Report is filed with the Securities and Exchange Commission (the "SEC"). In addition, we operate in a highly competitive and rapidly changing environment; therefore, new risk factors can arise, and it is not possible for management to predict all such risk factors, nor to assess the impact of all such risk factors on our business or the extent to which any individual risk factor, or combination of risk factors, may cause results to differ materially from those contained in any forward-looking statement. We do not undertake any obligation to update these statements to reflect events or circumstances occurring after the date this Report is filed.

Item 1. BUSINESS

General

Smith Micro provides software solutions that simplify and enhance the mobile experience to some of the leading wireless service providers around the globe. From enabling the Digital Family Lifestyle™ to providing powerful voice messaging capabilities, we strive to enrich today's connected lifestyles while creating new opportunities to engage consumers via smartphones and consumer Internet of Things ("IoT") devices.

We continue to innovate and evolve our business to respond to industry trends and maximize opportunities in growing and evolving markets, such as digital lifestyle services and online safety, the consumer IoT marketplace, and by leveraging advanced technologies like artificial intelligence to enhance the features and capabilities of our solutions. The key to our longevity, however, is not simply technological innovation, but our focus on understanding our customers' needs and delivering value.

The Company was incorporated in California in November 1983 and reincorporated in Delaware in June 1995. Our principal executive offices are located at 5800 Corporate Drive, Pittsburgh, Pennsylvania 15237 and our telephone number is (412) 837-5300. Our website address is www.smithmicro.com, and we make our filings with the U.S. Securities and Exchange Commission (the "SEC") available on the Investor Relations page of our website. Information contained on our website does not constitute a part of this Report. Our common stock is traded on the Nasdaq Capital Market under the symbol "SMSI."

Business Segments

We currently have one reportable operating segment: Wireless.

The wireless industry continues to undergo rapid change on all fronts as connected devices, mobile applications, and digital content are consumed by users who want information, high-speed wireless connectivity and entertainment, anytime, anywhere. While most of us think about being "connected" in terms of computers, tablets and smartphones, the consumer IoT market is creating a world where almost anything can be connected to the wireless Internet. Wearable devices such as smartwatches, fitness trackers, pet trackers and GPS locators, as well as smart home devices, are now commonplace, enabling people, pets, and things to be connected to the "Internet of Everything." These devices have created an entire ecosystem of over-the-top ("OTT") apps that provide products over the Internet to bypass traditional distribution methods, while expanding how communication service providers can provide value to mobile consumers.

Although there are numerous business opportunities associated with pervasive connectivity, there are also numerous challenges, including:

- The average age by which most children use smartphones and other connected devices continues to decrease. As such, parents and guardians must be proactive in managing and combating digital lifestyle issues such as excessive screen time, cyberbullying, and online safety;
- As IoT use cases continue to proliferate and scale, management complexity, security and interoperability must be addressed efficiently and correctly;
- Mobile network operators ("MNO") are being marginalized by messaging applications, and face growing competitive pressure from cable multiple system operators ("MSO") and others deploying Wi-Fi networks to attract mobile users;
- Consumer service providers face increasing pressure to offer mobile software applications alongside their core service offerings to drive customer satisfaction and engagement, but lack the expertise and technologies needed to deliver user-friendly mobile solutions to meet this demand securely and cost-effectively;
- Enterprises face increasing pressure to mobilize workforces, operations, and customer engagement, but lack the expertise and technologies needed to leverage mobile technology securely and cost-effectively;
- The ubiquity and convenience of e-commerce has created the need for consumer-facing brands to reimagine brick-and-mortar retail experiences; and
- The change in dynamics of work, school and home life has led to an increased use of mobile devices for work, education and entertainment which has given rise to a new set of challenges and issues.

To address these challenges, Smith Micro offers the following solutions:

Products

SafePath®– The SafePath product suite provides comprehensive and easy-to-use tools to protect family digital lifestyles and manage connected devices both inside and outside the home. As a carrier-grade, white-label platform, SafePath empowers MNO and cable operators to bring to market full-featured, on-brand family safety solutions that provide in-demand services to mobile subscribers. These solutions include location tracking, parental controls, driver safety functionality, and enhanced AI/machine learning to optimize and customize families' online experience and provide social media intelligence to help parents and guardians better understand their children's online world. In 2024, we launched SafePath Global™, a new deployment and launch model that allows MNOs to rapidly deliver SafePath to their users with faster time-to-market, minimal reliance on MNO's resources, and easy customer onboarding. Our SafePath-based solutions have traditionally been delivered to end-users as value-added services, offering new revenue streams for MNOs while helping to increase brand affinity and reduce subscriber churn. More recently, our latest innovations in the SafePath platform focus on aligning with MNO's core business - meeting them with solutions that support what they sell best. With our latest innovations in SafePath Kids™ and SafePath OS™, carriers can leverage the strength of our SafePath solutions to offer devices and rate plans aimed at creating a safer mobile experience, not as value-added service but as an integral component of the carrier's core offerings. We launched SafePath Kids in 2024 as a new and innovative implementation of our solution, which enables MNOs to offer rate plans for children with built-in protections, and in 2025 we launched SafePathOS, a software solution designed to be pre-installed and configured on mobile devices to enable MNOs to offer kids phones and senior phones with key features and protections of our SafePath family safety solution out of the box.

CommSuite® – The CommSuite premium messaging platform helps mobile service providers deliver a next-generation voicemail experience to mobile subscribers, while monetizing a legacy cost-center. CommSuite Visual Voicemail ("VVM") and Premium Visual Voicemail ("PVVM") quickly and easily allows users to manage voice messages just like email or SMS with reply, forwarding and social sharing options. CommSuite also enables multi-language Voice-to-Text ("VTT") transcription messaging, which facilitates convenient message consumption for users by reading versus listening. The CommSuite platform is available to both postpaid subscribers as well as prepaid subscribers and is installed on millions of Android handsets in the United States.

ViewSpot® – Our retail display management platform provided wireless carriers and retailers with a way to bring powerful on-screen, interactive demos to life. These engaging in-store demo experiences delivered consistent, secure, and targeted content that can be centrally managed and updated via ViewSpot Studio. With the feature set provided by the ViewSpot platform, wireless carriers and other smartphone retailers could easily customize and optimize the content loops displayed on demo devices so that it resonated with in-store shoppers. Interactive demos created in ViewSpot could be experienced on Android smart devices. We divested our ViewSpot product on June 3, 2025.

Marketing and Sales Strategy

Because of our broad product portfolio, deep integration and product development experience and flexible business models we can quickly bring to market innovative solutions that support our customers' needs, which create new revenue opportunities for our customers and differentiates their products and services from their competitors.

Our marketing and sales strategy is as follows:

Leverage Operator Relationships. We continue to capitalize on our strong relationships with the world's leading MNOs and MSOs. These customers serve as our primary distribution channel, providing access to hundreds of millions of end-users around the world.

Focus on High-Growth Markets. We continue to focus on providing digital lifestyle solutions and premium messaging services.

Expand our Customer Base. In addition to growing our business with current customers, we look to add new MNO and MSO customers worldwide, as well as to expand into new partnerships as we extend the reach of our product platforms within the connected lifestyle ecosystem.

Key Revenue Contributors

In our business, we market and sell our products primarily to large MNOs and MSOs, so there are a limited number of actual and potential customers for our current products, resulting in significant customer concentration. With SafePath Global, we plan to expand our customer reach more easily to smaller MNOs and MSOs.

Customer Service and Technical Support

We provide technical support and customer service through our online knowledge base, email, and live chat. Our operator customers generally provide their own primary customer support functions and rely on us for support to their technical support personnel.

Product Development

The software industry, particularly the wireless market, is characterized by rapid and frequent changes in technology and user needs. We work closely with industry groups and customers, both current and potential, to help us anticipate changes in technology and determine future customer needs. Software functionality depends upon the capabilities of the related hardware. Accordingly, we maintain engineering relationships with various hardware manufacturers, and we develop our software in tandem with their product development. Our engineering relationships with manufacturers, as well as with our major customers, are central to our product development efforts. We remain focused on the development and expansion of our technology, particularly in the wireless space.

Competition

The markets in which we operate are highly competitive and subject to rapid changes in technology. These conditions create new opportunities for Smith Micro, as well as for our competitors, and we expect new competitors to continue to enter the market. We not only compete with other software vendors for new customer contracts; in an increasingly competitive and fast-moving market we also compete to acquire technology and qualified personnel.

We believe that the principal competitive factors affecting the mobile software market include domain expertise, product features, usability, quality, price, customer service, speed to market and effective sales and marketing efforts. Although we believe that our products currently compete favorably with respect to these factors, there can be no assurance that we can maintain our competitive position against current and potential competitors. We also believe that the market for our software products has been and will continue to be characterized by significant price competition. A material reduction in the price we obtain for our products would negatively affect our profitability.

Many of our existing and potential customers have the resources to develop products internally that would compete directly with our product offerings. As such, these customers may opt to discontinue the purchase of our products in the future. Our future performance is therefore substantially dependent upon the extent to which existing customers elect to purchase software from us rather than designing and developing their own software.

Proprietary Rights and Licenses

We protect our intellectual property through a combination of patents, copyrights, trademarks, trade secrets, intellectual property laws, confidentiality procedures and contractual provisions. We have United States and foreign patents and pending patent applications that relate to various aspects of our products and technology. We have also registered, and applied for the registration of, U.S. and international trademarks, service marks, domain names, and copyrights. We will continue to apply for such protections in the future as we deem necessary to protect our intellectual property. We seek to avoid unauthorized use and disclosure of our proprietary intellectual property by requiring employees and third parties with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code.

Our customers license our products and/or access our offerings pursuant to written agreements. Our customer agreements contain restrictions on reverse engineering, duplication, disclosure, and transfer of licensed software, and restrictions on access and use of software as a service ("SaaS").

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and technology with the same functionality as our products and technology. Policing unauthorized use of our technology and intellectual property rights is difficult, and we may not be able to detect unauthorized use of our intellectual property rights or take effective steps to enforce our intellectual property rights.

Human Capital Resources

As of December 31, 2025, we had a total of 118 employees within the following departments: 80 in engineering and operations, 24 in sales and marketing, and 14 in management and administration. We are not subject to any collective bargaining agreement, and we believe that our relationships with our employees are good. We believe that our strength and competitive advantage is our people. We value the skills, strengths, and perspectives of our diverse team and foster a participatory workplace that enables people to get involved in making decisions. The Company provides various training and development opportunities to foster an environment in which employees are encouraged to be creative thinkers who are driven, focused, and interested and able to advance their knowledge and skills in ever-changing technology.

Item 1A. RISK FACTORS

Our future operating results are highly uncertain. Before deciding to invest in our common stock or to maintain or change your investment, you should carefully consider the risks described below, in addition to the other information contained in this Report and in our other filings with the SEC, including our other Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of these risks actually occur, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

Risks Related to our Business Operations

We derive a significant portion of our revenues from sales to a concentrated number of customers, and a reduction in sales to any of them have adversely impacted, and in the future may adversely impact, our revenues and operating results.

We sell our wireless products and solutions primarily to large wireless carriers, so there are a limited number of actual and potential customers for our products, resulting in significant customer concentration. For the year ended December 31, 2025, sales to our three largest customers comprised 60%, 21%, and 18% of our revenues. No other customer was greater than 10% of our revenues individually.

Because of our relatively high customer concentration, a small number of significant customers possess a relative level of pricing and negotiating power over us, enabling them to achieve advantageous pricing and other contractual terms, including the ability to terminate their agreements with us with a limited amount of notice. In addition, because our contracts generally provide our customers with the right and license, but not the obligation, to deploy our solutions to their end users, the existence of a contract does not guarantee that our solutions will be deployed as widely as we expect or at all. Any material decrease in our sales to any of these customers, including the termination of contracts with any of these customers or a customer's curtailment or cessation of offering our solutions to their end users, would materially affect our revenue and profitability. The reduction in sales or termination of relationships with any of these customers would also increase the customer concentration and risk as to our remaining large customers.

If there are delays in the distribution of our products or if customer negotiations for our new products cannot occur on a timely basis, we may not be able to generate sufficient revenues to meet the needs of the business in the foreseeable future or at all.

Our growth depends in part on our customers' ability and willingness to timely launch and deliver our products and services, to promote our products and services, and to attract and retain new end user customers or achieve other goals outside of our control.

We sell our wireless products for use on handheld devices primarily to our wireless carrier customers, who deploy our products for use by their end user customers. Our wireless carrier customers' launch of new or updated releases of our products and services may require that we enter into new or amended contracts with them and requires resource and scheduling commitments by our wireless carrier customers and the completion of their internal design, qualification, testing, and other go-to-market processes and approvals, many of which are outside of our control. In the event that we are unable to complete the necessary contract processes, or that our wireless carrier customers withhold or delay the commitment of resources or the completion of necessary internal processes or approvals, we may not be able to launch our new or updated products or services within the timeframes that we expect or at all, and our revenue and financial performance may be adversely affected. In addition, the success of our customers, and their ability and willingness to market to their end users the services that are supported by our products, is critical to our future success. Our ability to generate revenues from our software products and services is also constrained by our carrier customers' ability to attract and retain customers. We have limited input into or influence upon their marketing efforts and sales and customer retention activities. If our large carrier customers fail to maintain or grow demand for their services, revenues or revenue growth from our products designed for use on mobile devices will decline and our results of operations will suffer.

If we are unable to retain key personnel, the loss of their services could materially and adversely affect our business, financial condition, and results of operations.

Our future performance depends in significant part upon the continued service of our senior management and other key technical personnel. We do not have employment agreements with our key employees. The loss of the services of our key employees could materially and adversely affect our business, financial condition, and results of operations. Our future success also depends on our ability to continue to attract, retain, and motivate qualified personnel, particularly highly skilled engineers involved in the ongoing research and development required to develop and enhance our products.

Competition for these employees remains high and employee retention is a common problem in our industry. Our inability to attract and retain the highly trained technical personnel that are essential to our product development, sales, marketing, service, and support teams may limit the rate at which we can generate revenue, develop new products or product enhancements, and generally would have an adverse effect on our business, financial condition, and results of operations.

Security breaches, improper access to or disclosure of our data, our customers' data or their end users' data, other hacking attacks on our systems or the third-party systems that we use, or other cyber incidents and privacy breaches could harm our reputation and adversely affect our business.

We and/or the third-party systems that we use to deliver our products and services may be subject to cyber-attacks by third parties seeking unauthorized access to our data or our customers' or their end users' data or to disrupt our ability to provide service. Our products and services involve the collection, storage, processing, and transmission of data. The uninterrupted operation of our hosted solutions and the confidentiality and security of our data, our customers' and their end users' data, and other third-party information and materials is critical to our business. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or our customers' data or their users' data, including personal information from users, or of the other third party information and materials in our possession or control, including pre-release mobile devices in our custody, could result in the loss, modification, disclosure, destruction, or other misuse of such data or materials, which could harm our business and reputation, subject us to material liability and diminish our competitive position. In addition, computer malware, viruses, and general hacking have become more prevalent and may occur on our systems or on the third-party systems that we use. Such breaches and attacks may cause interruptions to the services we provide, degrade the user experience, cause our customers and their users to lose confidence and trust in our products and services, impair our internal systems or the third-party systems that we use, and result in financial harm to us.

If we are unable to protect, or our customers and mobile device manufacturer partners perceive that we are unable to protect, the security and privacy of information, data and materials in our care, our growth could be materially adversely affected, and we could be subject to material liability. A security or privacy breach may:

- cause our customers to lose confidence in our solutions;
- cause our mobile device manufacturer partners to cease doing business with us;
- harm our reputation;
- expose us to material liability; and
- increase our expense from potential remediation costs.

While we believe we use proven applications and have established adequate physical and technological safeguards designed for facility security, data security and integrity to process electronic transactions, there can be no assurance that these applications and safeguards will be adequate to prevent a security breach or that in the event of a security breach we will be able to react in a timely manner, or that our remediation efforts will be successful. We also cannot be certain that these applications and safeguards will be or remain sufficient to address changing market conditions or the security and privacy concerns of existing and potential customers and device manufacturer partners. Our efforts to protect our data, our customers' and their end users' data and the other third party information and materials we receive, and to disable undesirable activities on our systems, may also be unsuccessful due to software bugs or other technical malfunctions, employee, contractor, or vendor error or malfeasance, including defects or vulnerabilities in our vendors' information technology systems or offerings, breaches of security of our facilities or technical infrastructure, or other threats that may evolve in the future. In addition, our customers and end users may use our products and services in a manner which violates cybersecurity or data privacy laws in one or more jurisdictions. Any significant or high-profile security breach, data privacy breach or violation of data privacy laws could result in the loss of business and reputation, litigation against us, liquidated and other damages, and regulatory investigations and penalties that could adversely affect our operating results and financial condition.

Interruptions or delays in service from data center hosting facilities or virtual cloud infrastructures could impair the delivery of our service and harm our business.

We currently serve our customers from data center hosting facilities or virtual cloud infrastructures. Any damage to, or failure of, or degradation of performance from such facilities or virtual cloud infrastructures generally could result in interruptions in our service. Our platform depends, in part, on the virtual cloud infrastructure hosted by AWS. Although we have disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, power loss, telecommunications failures, cyber-attacks, terrorist or other attacks, and other similar events beyond our control, could adversely affect our cloud-native platform. Additionally, AWS may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse and general hacking have become more prevalent, particularly against cloud-native services and vendors of security solutions. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, loss or destruction of, or other unauthorized processing of our data or Consumers' data or disrupt our ability to provide our platform or service. A prolonged AWS service disruption affecting our cloud-native platform for any of the foregoing reasons could interrupt or degrade the performance of our platform and adversely impact our ability to serve Consumers and could damage our reputation with current and potential customers, expose us to liability, result in substantial costs for remediation, may reduce our revenue, cause us to issue credits or pay penalties, cause us to lose customers, or otherwise harm our business, financial condition, or results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use.

In the event that our AWS contract is terminated, or there is a lapse of service, elimination of AWS services or features that we utilize, or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting our platform for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition, and results of operations.

Our products depend upon effective operation with operating systems, devices, networks, standards, and other third party technology that we do not control and on our continued relationships with mobile operating system providers, device manufacturers, and other third-party technology providers. Changes in our products or to those operating systems, devices, networks, standards, or third-party technology, or interference with those relationships may seriously harm our customers' ability to retain or attract new users and may harm our revenue and growth.

We are dependent on the interoperability of our products with popular operating systems, devices, networks, standards, and other third party technology that we do not control. For example, we depend upon the interoperability of our mobile products with the Android and iOS mobile operating systems. Any changes, bugs or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, mobile carriers, or other third-party technology providers, or in their terms of service or policies that degrade our products' functionality, reduce, or eliminate our ability to distribute our products, or give preferential treatment to competitive products could adversely affect the usage of our products.

We maintain relationships with mobile device manufacturers which provide us with insights into product development and emerging technologies and which in some cases support our ability to interoperate with mobile devices in the manner necessary for the proper functioning of our products. These insights allow us to keep abreast of, or to anticipate, market trends and help us to serve our current and prospective customers. Mobile device manufacturers are under no obligation to continue providing us with these valuable insights nor to continue to support our interoperability with their devices in the manner necessary for the proper functioning of our products. If we are unable to maintain our existing relationships with mobile device manufacturers, if we fail to enter into relationships with additional mobile device manufacturers, or if mobile device manufacturers favor one of our competitors, our ability to provide products that meet our current and prospective customers' needs could be compromised and our reputation and future revenue prospects could suffer. For example, if our software does not function well with a popular mobile device because we have not maintained a relationship with its manufacturer, carriers seeking to provide that device to their respective customers may choose an alternative solution. Even if we succeed in establishing and maintaining these relationships, they may not result in additional customers or revenues.

We rely on our ability and/or customers' ability to distribute our mobile software applications to their end users through third party mobile software application stores, and/or by causing our software to be pre-loaded on the mobile devices that they distribute, which in each case we do not control. Changes in the application stores' policies and/or terms of service and other barriers to our distribution via mobile software application stores, or delays or interruptions in the ability of our customers to cause our software to be pre-loaded onto the devices that they distribute, may seriously harm our ability to maintain and/or grow the subscriber base for our products and services and could materially and adversely affect our financial condition and results of operations.

Because mobile software applications are key components of our products and services, the success of our business is dependent on our ability and/or our customers' ability to distribute our mobile software applications through mobile software application stores, which are subject to terms and policies that are controlled by and subject to change in the discretion of the third-party operators of the application stores, or in certain cases by causing our software applications to be pre-loaded onto the devices that our customers distribute to their end users. In addition, each of the application store operators has approval authority over our mobile software applications as a condition to our distribution of our mobile software applications through the applicable application store, and any delay or withholding of any such approval can lead to delays in the availability of new releases, which may harm our customer relationships and adversely affect our business. There is also no guarantee that any approval will not be rescinded in the future. Any changes to third party application stores or their policies, terms or service or approvals, and where applicable, any delay or interruption in the ability of our software to be pre-loaded onto the devices that our customers distribute to their end users, and other barriers that restrict our ability to distribute our mobile software applications, including government actions, orders, or restrictions, may seriously harm our ability to maintain and/or grow the subscriber base for our products and services and could materially and adversely affect our financial condition and results of operations.

Our products may contain undetected software defects, which could negatively affect our revenues.

Our software products are complex and may contain undetected defects. If we discover software defects in our products, we may experience delayed or lost revenues during the period it takes to correct these problems. Defects, whether actual or perceived, could result in adverse publicity, loss of revenues, product returns, a delay in market acceptance of our products, loss of competitive position or claims against us by customers. Any such problems could be costly to remedy and could cause interruptions, delays, or cessation of our product sales, which could cause us to lose existing or prospective customers and could negatively affect our results of operations.

Financial, Investment and Indebtedness Risks

If we are unable to meet our obligations as they become due over the next twelve months, the Company may not be able to continue as a going concern.

As indicated in the report provided from our independent registered public accounting firm, the Company's present financial situation raises substantial doubt about the Company's ability to continue as a going concern without additional capital becoming available to the Company. While the accompanying financial statements have been prepared assuming that the Company will continue as a going concern, continued operations are dependent upon our ability to execute according to plans, which may include reducing expenditures, obtaining further operational efficiencies, completing equity or debt financings, or securing commercial lines of credit, and ultimately generating profitable operational results. Such financing or lines of credit may not be available on reasonable terms or at all. While the business plans we have established may enable us to meet our financial obligations as they become due over the next twelve months and maintain our current level of operating activities, our ability to continue as a going concern is substantially dependent upon multiple factors, which primarily include those factors set forth above. In order to preserve liquidity, we may also take one or more of the following additional actions:

- Implement additional restructuring and cost reductions,
- Secure a revolving line of credit,
- Dispose of one or more product lines, and/or
- Sell or license intellectual property.

Should we become unable to continue in the normal course of operations, adjustments would be required to the amounts and classifications of assets and liabilities within our consolidated financial statements, and these adjustments could be significant. Our consolidated financial statements do not reflect the adjustments or reclassifications of assets and liabilities that would be necessary if we were to become unable to continue as a going concern.

We may raise additional capital through the issuance of equity or convertible debt securities or by entering into borrowing arrangements in order to meet our capital needs. Additional funds to allow us to meet our capital needs may not be available on terms acceptable to us or at all.

Additional financing will likely be required to fund our future activities. We could raise these funds by selling more stock to the public or to selected investors, or by entering into borrowing arrangements; provided that the terms of our outstanding warrants and Convertible Notes (as defined below) do not hinder our ability to access the capital markets (See "*Risks Related to Our Convertible Notes*"). We may not be able to obtain additional funds on favorable terms, or at all. If adequate funds are not available, we may be required to curtail our operations or other business activities significantly or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain technologies or potential markets. Our inability in the future to obtain additional equity or debt capital on acceptable terms, or at all, could adversely impact also our ability to execute our business strategy, which could adversely affect our growth prospects and future stockholder returns.

Additionally, the securities purchase agreements we have entered into in the past, and may enter into in the future, may include certain restrictions or otherwise impair our ability to obtain additional financing using certain types of transactions.

It is possible that our future capital requirements may vary materially from those currently anticipated. The amount of capital that we will need in the future will depend on many factors, including but not limited to:

- the launch and market acceptance of our products;
- the levels of promotion and advertising that will be required to launch our products and achieve and maintain a competitive position in the marketplace;
- our business, product, capital expenditure, and research and development plans and product and technology roadmaps;
- the levels of working capital that we maintain;
- any acquisitions that we would choose to undertake;
- capital improvements to new and existing facilities;
- technological advances;
- our competitors' response to our products; and
- our relationships with suppliers and customers.

In addition, we may raise additional capital to accommodate planned growth, hiring, and infrastructure needs or to consummate acquisitions of other businesses, products, or technologies.

The Company has a history of net losses and may incur substantial net losses in the future.

We have been in a net loss position for all periods presented, in part due to the loss of one of our U.S. Tier 1 customers in 2023. Beginning in 2023, we accelerated efforts designed to reduce operating costs to advance our ongoing commitment to profitable growth, resulting in significantly reduced operating expenditures since that date, and we may need to continue such efforts. We may encounter challenges in the execution of these efforts, and these challenges could impact our financial results. Moreover, although we believe that these efforts have reduced operating costs and improved operating margins, we cannot guarantee that we will sustain the targeted benefits, or that the benefits will be adequate to meet our long-term profitability and operational expectations. Concurrently, we are focusing our efforts on growing our customers' subscribers on the SafePath platform and offering expanded offerings to our existing and prospective customers that we believe are more closely aligned with their core business objectives, which we expect will increase our revenues, however we cannot guarantee that our efforts will be successful or will result in an increase in our revenues in the manner that we expect or at all. If we do not achieve certain revenue targets subsequent to these efforts, we may need to undertake further cost reduction actions, which may include further restructurings.

The results of cost reduction efforts undertaken by the Company could negatively impact the Company's future operational goals and may negatively impact the Company.

The Company's actions to reduce operating costs have caused the Company to incur additional charges related to severance and reorganization activities in 2025 and 2024, which included charges related to employee transition, severance payments, employee benefits, and stock-based compensation. Similar events and/or operating cost reduction efforts in the future could cause the Company to take similar remedial actions, which could cause the Company to incur additional charges in the short-term period following such events or actions. Additional continuing risks associated with the impact of these efforts include employee attrition beyond our intended reduction in force and adverse effects on employee morale, diversion of management attention, adverse effects to our reputation as an employer (which could make it more difficult for us to hire new employees in the future), and potential failure or delays to meet operational and growth targets due to the loss of qualified employees. If we do not realize the expected benefits of our cost reduction efforts on a timely basis or at all, our business, results of operations and financial condition could be adversely affected.

Our operating income or loss may continue to change due to shifts in our sales mix and variability in our operating expenses.

Our operating income or loss can change quarter to quarter and year to year due to a change in our sales mix and the timing of our continued investments in research and development and infrastructure. We continue to invest in research and development, which is vital to maintaining and enhancing our technology portfolio. The timing of these additional expenses can significantly vary quarter to quarter and even from year to year.

Our results of operations may be adversely affected if we fail to realize the full value of our intangible assets.

As of December 31, 2025, we had net intangible assets of $18.5 million. We assess definite lived assets for impairment annually, and we conduct an interim evaluation of definite lived and indefinite lived assets whenever events or changes in circumstances indicate that these assets may be impaired. Our ability to realize the value of net intangible assets will depend on the future cash flows of the businesses to which they relate. If we are not able to realize the value of net intangible assets, this could adversely affect our results of operations and financial condition and also result in an impairment of those assets.

Exercise of outstanding warrants issued in connection with our capital raising efforts will dilute the ownership interest of our existing stockholders or may otherwise depress the price of our common stock.

As of February 28, 2026, there were warrants outstanding to purchase up to 18,348,471 shares of our common stock at exercises prices ranging from $0.67 to $21.20. The exercise of some or all of these warrants will dilute the ownership interests of existing stockholders. Any sales in the public market of shares of our common stock that we issued upon exercise of these warrants could adversely affect prevailing market prices of our common stock. In addition, the existence of these warrants may encourage short selling by market participants because the exercise of the warrants could be used to satisfy short positions.

Risks Related to Our Convertible Notes

The terms of our Convertible Notes, and our debt repayment obligations thereunder, may restrict our ability to obtain additional financing, and adversely affect our financial condition and cash flows from operations in the future.

We are obligated to issue senior secured notes convertible into our common stock pursuant to that certain Securities Purchase Agreement dated as of March 4, 2026 (the "Convertible Notes"). Our indebtedness under the Convertible Notes, and certain restrictions included within the terms of the Convertible Notes, may restrict, and otherwise impair our ability to obtain additional financing in the future for general corporate purposes, including working capital, capital expenditures, potential acquisitions and strategic transactions. Further, a portion of our cash flows from operations may have to be dedicated to repaying the principal and interest of the Convertible Notes while the Convertible Notes are outstanding. Our ability to meet our debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which are outside of our control. Our future operations may not generate sufficient cash to enable us to repay our debt, including the Convertible Notes. If we fail to make a payment on our debt, we could be in default on such debt.

Conversion of the Convertible Notes and exercise of the warrants issued in connection with the Convertible Notes will dilute the ownership interest of our existing stockholders or may otherwise depress the price of our common stock.

The conversion of some or all of the Convertible Notes or exercise of some or all of the warrants issued along with the Convertible Notes will dilute the ownership interests of existing stockholders. Any sales in the public market of our common stock issuable upon such conversion of the Convertible Notes or exercise of the warrants could adversely affect prevailing market prices of our common stock. In addition, the existence of the Convertible Notes may encourage short selling by market participants because the conversion of the Convertible Notes or exercise of the warrants could be used to satisfy short positions, or anticipated conversion of the Convertible Notes into, or exercise of warrants for, shares of our common stock could depress the price of our common stock.

Our obligations to the holders of our Convertible Notes are secured by a security interest certain of our assets, including our accounts receivable, and if we default on those obligations, the note holders could foreclose on those assets.

Our obligations under the Convertible Notes and the transaction documents relating to those notes are secured by a security interest in certain of our assets. As a result, if we default under our obligations under the Convertible Notes or the transaction documents, the holders of the Convertible Notes, acting through their appointed agent, could foreclose on their security interests and liquidate some or all of these assets, which would harm our business, financial condition and results of operations and could require us to curtail or cease operations.

The holders of our Convertible Notes have certain additional rights upon an event of default under the Convertible Notes which could harm our business, financial condition and results of operations and could require us to curtail or cease our operations.

Under our Convertible Notes, the holders have various rights upon an event of default. Such rights include (i) an increase in the interest rate; and (ii) the holders having the right to demand redemption of all or a portion of the Convertible Notes. At any time after certain notice requirements for an event of default are triggered, a holder of the Convertible Notes may require us to redeem all or any portion by delivering written notice. Each portion of the Convertible Notes subject to redemption would be redeemed by us in cash by wire transfer of immediately available funds at a price equal to the outstanding principal and interest under the Convertible Note. We may not have sufficient funds to settle the redemption price and, as described above, this could trigger rights under the security interest granted to the holders and result in the foreclosure of their security interests and liquidation of some of our assets.

Risks Related to our Industry and Macroeconomic Conditions

We derive a significant portion of our revenues from wireless carriers, and changes within this vertical market, or failure to penetrate new markets, could adversely impact our revenues and operating results.

We derive a significant portion of our revenue from wireless carriers. In order to sustain and grow our business, we must continue to sell our software products in this vertical market, and we must seek to expand into additional markets. Shifts in the dynamics of the vertical markets that we serve, such as new product introductions by our competitors, could materially harm our results of operations, financial condition, and prospects. Increasing our sales outside our core vertical markets and into markets in which we do not have significant experience, for example to large enterprises, would require us to devote time and resources to hire and train sales employees familiar with those industries. Even if we are successful in hiring and training sales teams, customers in other vertical markets may not need or sufficiently value our current products or new product introductions.

Technology and customer needs change rapidly in our market, which could render our products obsolete and negatively affect our business, financial condition, and results of operations.

Our success depends on our ability to anticipate and adapt to changes in technology and industry standards, including changes in the operating systems with which our products are designed to be compatible, and to changes in customer demands. The communications software markets in which we operate are characterized by rapid technological change, changing customer needs, frequent new product introductions, evolving industry standards, and short product life cycles. Any of these factors could render our existing products obsolete and unmarketable. New products and product enhancements can require long development and testing periods as a result of the complexities inherent in today's mobile technology environment and the performance demanded by customers. If our target markets do not develop as we anticipate, if our products do not gain widespread acceptance in these markets, or if we are unable to develop new versions of our software products that can operate on future wireless networks and PC and mobile device operating systems and interoperate with relevant third-party technology, our business, financial condition and results of operations could be materially and adversely affected.

Competition within our target markets is intense and includes numerous established competitors and new entrants, which could negatively affect our revenues and results of operations.

We operate in markets that are extremely competitive and subject to rapid changes in technology. Because there are low barriers to entry into the software markets in which we participate and may participate in the future, we expect significant competition to continue from both established and emerging software companies, domestic and international. In fact, our growth opportunities in new product markets could be limited to the extent established and emerging software companies enter or have entered those markets. We also may face competition from our existing customers that choose to internally develop and operate a competing product.

Many of our other current and prospective competitors have significantly greater financial, marketing, service, support, technical, and other resources than we do. As a result, they may be able to adapt more quickly than we can to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. Announcements of competing products by competitors could result in our carrier customers reducing, delaying, or withholding the adoption, promotion, or launch of our products and services in anticipation of the introduction of such new products. In addition, some of our competitors are currently making complementary products that are sold separately. Such competitors could decide to enhance their competitive position by bundling their products to attract customers seeking integrated, cost-effective software applications. Some competitors have a retail emphasis and offer OEM products with a reduced set of features. The opportunity for retail upgrade sales may induce these and other competitors to make OEM products available at their own cost or even at a loss. We also expect competition to increase as a result of software industry consolidations, which may lead to the creation of additional large and well-financed competitors. Increased competition is likely to result in price reductions, fewer customer orders, reduced margins, and loss of market share.

Our business, financial condition and operating results could be adversely affected as a result of legal, business, and economic risks specific to international operations.

In recent years, our revenues derived from sales to customers outside the U.S. have not been material. Our revenues derived from such sales can vary from quarter to quarter and from year to year. In the future, we may expand our international business activities. International operations are subject to many inherent risks, including:

- general political, social and economic instability;
- trade restrictions;
- the imposition of governmental controls;
- exposure to different legal standards, particularly with respect to intellectual property;
- burdens of complying with a variety of foreign laws, including without limitation data privacy laws, such as the General Data Protection Regulation ("GDPR") in Europe;
- import and export license requirements and restrictions of the United States and any other country in which we operate;
- unexpected changes in regulatory requirements;
- foreign technical standards;
- changes in tariffs;
- difficulties in staffing and managing international operations;
- difficulties in securing and servicing international customers;
- difficulties in collecting receivables from foreign entities;
- fluctuations in currency exchange rates and any imposition of currency exchange controls; and
- potentially adverse tax consequences.

These conditions may increase our cost of doing business. Moreover, as our customers are adversely affected by these conditions, our business with them may be disrupted and our results of operations could be adversely affected.

Legal and Regulatory Risks

The actual or perceived failure by us, our customers, partners, or vendors to comply with stringent and evolving information security, data protection and data privacy laws, regulations, standards, policies, and contractual obligations

could harm our reputation and business, may result in increased compliance costs and impediments to the development or performance of our offerings, and may subject us to significant monetary or other penalties and liability.

In the ordinary course of our business, through the delivery of our solutions and in connection with our routine processing of human resources data, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, share and otherwise process confidential, proprietary, and sensitive information, including personal information, and information that may be considered sensitive personal information in certain jurisdictions. As a result, we are subject to numerous data privacy, data protection, and information security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, and contractual requirements, and may become subject to new obligations of this nature in the future.

The data privacy, data protection, and information security laws and regulations to which we are and may become subject address and will address a range of issues, including data privacy, cybersecurity, age-appropriate design, and restrictions or technological requirements regarding the collection, use, storage, protection, retention, or transfer of personal information. The regulatory framework and enforcement mechanisms for data privacy and cybersecurity issues worldwide can vary substantially between jurisdictions. New laws continue to be enacted that may require considerable resources to ensure timely and ongoing compliance given the nuances of each jurisdiction's legal obligations. For example, more U.S. states are enacting comprehensive data privacy laws similar to the California Consumer Privacy Act of 2018 and the substantial amendments to that framework from the California Privacy Rights Act (CPRA), which took effect in January 2023, that provide new data privacy rights to state residents, expand certain protections to personal information of employees in the state, and create special degrees of protection for certain "sensitive" personal information. The CPRA establishes a dedicated California data protection authority, which may increase enforcement actions and penalties for privacy regulation violations, as well as audits of possible violations. Additionally, expanded business-to-business personal information protections may require additional negotiation of new and existing data processing agreements with service providers. We may also be or become subject to laws requiring age-appropriate design of online products accessed by children, which may require us to expend resources to make conforming updates to our products. Burgeoning legal obligations may require expenditure of considerable resources to establish and maintain the necessary internal infrastructure to comply with monitoring obligations, requests from data subjects, and other requirements, which may limit the use and adoption of our offerings. Other state and federal legislative and regulatory bodies have enacted or may enact similar legislation regarding the handling of personal data.

Foreign privacy and data protection laws and regulations can be more restrictive than those in the United States. For example, in the European Union, the GDPR includes operational and governance requirements for companies that collect or process personal data of residents of the European Union and provides for significant penalties for non-compliance. The costs of compliance with, and other burdens imposed by, these laws and regulations may become substantial and may limit the use and adoption of our offerings, require us to change our business practices, impede the performance and development of our solutions.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by other contractual obligations related to privacy, data protection, and information security, and our efforts to comply with such obligations may not be successful. We publish privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding privacy, data protection, and information security privacy, data protection, and information security. For the offerings that are distributed by our customers under their respective brands, our customers develop the applicable privacy policies, terms of service and other similar materials and statements. If any of these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, claims, litigation, enforcement actions by regulators, contractual penalties or indemnification obligations, or other adverse consequences.

We may at times fail (or be perceived to have failed) in our efforts to comply with our privacy, data protection, and information security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely, including the third-party providers of services we utilize to deliver some of the functionality of our offerings, may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable privacy, data protection, and information security obligations, we could face significant consequences, including but not limited to significant fines, penalties, or liabilities for noncompliance, government enforcement actions, litigation (including class-action claims), additional reporting requirements and/or oversight, bans on processing personal information, and orders to destroy or not use personal information. Any of these events could have a material adverse effect on our reputation, business, or financial condition.

Our solutions are generally distributed by or on behalf of our customers under their respective brands, and in such instances our customers are responsible for maintaining the direct relationship with the end user, including by establishing the end user terms of use, privacy policies and other commercial terms for the use of our products. Failure by our customers to establish or any deficiency in such terms could expose us to liability.

Our solutions are distributed by or on behalf of our mobile operator customers, under the mobile operator's brand, to their end customers. As such our mobile operators, and not the Company, maintain the direct relationship with the end users for our solutions. We require our mobile operator customers to establish appropriate end user terms, privacy policies and other commercial terms with their end users, which include without limitation appropriate license grants and/or rights of use and access, warranty disclaimers, and other customary and contractually agreed terms. If these end user terms, agreements, or policies are deficient, lacking in transparency, deceptive, unfair, lack sufficient warrant disclaimers, misrepresent the role of the Company or are otherwise inadequate to protect the mobile operator's or the Company's interests, we may be subject to claims, litigation, or other adverse consequences.

Regulations affecting our customers and our business and future regulations, to which they or we may become subject, may harm our business.

Certain of our customers in the communications industry are subject to regulation by the Federal Communications Commission, which could have an indirect effect on our business. In addition, the U.S. telecommunications industry has been subject to continuing deregulation since 1984. We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur, or the effect regulation or deregulation may have on demand for our products from customers in the communications industry. Demand for our products may be indirectly affected by regulations imposed upon potential users of those products, which may increase our costs and expenses.

We may be unable to adequately protect our intellectual property and other proprietary rights, we may be subject to claims for intellectual property infringement, and our customers may be subject to claims for intellectual property infringement with respect to which we have indemnification obligations, which could negatively impact our business and financial results.

Our success is dependent upon our software code base, our programming methodologies and other intellectual properties and proprietary rights. In order to protect our proprietary technology, we rely on a combination of trade secrets, nondisclosure agreements, patents, and copyright and trademark law. We currently own U.S. trademark registrations for certain of our trademarks and U.S. patents for certain of our technologies. However, these measures afford us only limited protection. For our mobile applications that are distributed by our carrier customers to their end users, we rely on our carrier customers to establish binding end user terms. It is possible that third parties may copy or otherwise obtain our rights without our authorization. It is also possible that third parties may independently develop technologies similar to ours. It may be difficult for us to detect unauthorized use of our intellectual property and proprietary rights. In addition, we sometimes include open-source software in our products. As a result of our use of open-source software in our products, we may license or be required to license or disclose code and/or innovations that turn out to be material to our business and may also be exposed to increased litigation risk. If the protection of our proprietary rights is inadequate to prevent independent development, unauthorized use, or appropriation by third parties, the value of our brands and other intangible assets may be diminished and competitors may be able to more effectively mimic our products, services, and methods of operations. Any of these events could have an adverse effect on our business and financial results.

We may be subject to claims of intellectual property infringement as the number of trademarks, patents, copyrights, and other intellectual property rights asserted by companies in our industry grows and the coverage of these patents and other rights and the conduct of our business, including the functionality of our products, increasingly overlap. From time to time, we may receive communications from third parties asserting that our trade name or features, content, or trademarks of certain of our products infringe upon intellectual property rights held by such third parties. We have also received and may in the future receive correspondence from third parties separately asserting that our products may infringe on certain patents held by those parties. Although we are not aware that any of our products infringe on the proprietary rights of others, third parties may claim infringement by us with respect to our current or future products.

Additionally, subject to certain limitations, our customer agreements require that we indemnify our customers for infringement claims made by third parties involving our intellectual property, including our software code, embedded in their products, or otherwise distributed by them. Infringement claims, whether with or without merit, could result in time-consuming and costly litigation, divert the attention of our management, cause product shipment delays, result in our sales being enjoined, or require us to enter into royalty or licensing agreements with third parties. If we are required to enter into royalty or licensing agreements, they may not be on terms that are acceptable to us. An injunction or unfavorable royalty or licensing agreements could seriously impair our ability to market our products and have an adverse effect on our business.

If we fail to comply with the requirements for continued listing on the Nasdaq Stock Market, our common stock could be delisted from trading on Nasdaq, which would likely reduce the liquidity of our common stock and could cause our trading price to decline.

Our common stock is currently listed for quotation on the Nasdaq Capital Market. We are required to meet specified financial requirements in order to maintain our listing on Nasdaq. We could lose our listing on Nasdaq if the closing bid price of our common stock does not increase or if in the future, we fail to meet any of the other Nasdaq listing requirements. The loss of our Nasdaq listing would in all likelihood make our common stock significantly less liquid and adversely affect its value.

As initially disclosed on our Current Report on Form 8-K filed with the SEC, on June 23, 2025, Smith Micro Software, Inc. (the "Company") received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market ("Nasdaq") advising that the Company was not in compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement") as a result of the closing bid price of the Company's common stock ("Common Stock") having been below $1.00 for thirty consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted a period of 180 calendar days from the notification date, or until December 22, 2025, to regain compliance with the Minimum Bid Price Requirement.

On December 23, 2025, the Company received a written notice from Nasdaq (the "December Notice") granting an additional 180 days, or until June 22, 2026, to regain compliance with the Minimum Bid Price Requirement. If at any time before June 22, 2026, the closing bid price of the Company's Common Stock is at least $1.00 per share for a minimum of ten consecutive business days, unless Nasdaq exercises its discretion to extend this ten-day period, Nasdaq will provide written confirmation stating that the Company has achieved compliance with the Minimum Bid Price Requirement.

The December Notice has no immediate effect on the continued listing status of the Company's Common Stock on The Nasdaq Capital Market, and the Company's listing remains fully effective.

The Company intends to continue monitoring the closing bid price of its common stock and assess its available options in order to regain compliance with the Minimum Bid Price Requirement. If among such options the Company elects to pursue a reverse stock split to regain compliance with the Minimum Bid Price requirement, there can be no assurance that it would accomplish this objective for any meaningful period of time, or at all, or that it would result in any permanent or sustained increase in the market price of our Common Stock; and if such an event would be viewed unfavorably by the market, it could have the effect of reducing our market capitalization. Furthermore, pursuant to a recent modification to Nasdaq's listing standards, if a company effects a reverse stock split and within one year thereafter becomes non-compliant with the Minimum Bid Price Requirement, it would immediately receive a notification letter from the Nasdaq Listing Qualifications Department commencing delisting proceedings, with no opportunity for a compliance period.

There can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement or will otherwise be in compliance with the other Nasdaq listing requirements. In the event of a delisting from the Nasdaq Capital Market, our common stock would likely be traded in the over-the-counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on the securities exchanges, such as the Nasdaq Capital Market, or, together, Exchange-listed stocks. Many OTC stocks trade less frequently and in smaller volumes than Exchange-listed stocks. Accordingly, our stock would be less liquid than it would be otherwise. Also, the prices of OTC stocks are often more volatile than Exchange-listed stocks. Additionally, institutional investors are usually prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

Other General Risks

Our customers' launch of our products and services may be subject to the negotiation and completion of new agreements or amendments to existing agreements and/or lengthy design, qualification and go-to-market processes, which may result in longer sales and launch cycles than we expect, which may impact our financial results and cause our revenues and operating results to be difficult to predict.

A customer's decision to purchase and launch to the market certain of our products or solutions, particularly products or versions of products that are new to the market, may involve a lengthy contracting, design, and qualification processes, with a timing gap between contracting and launch. Further, a lengthy contracting process, together with lengthy testing, qualification and approval processes are often a prerequisite to our customers' being in a position to launch updated versions of our products. In particular, customers deciding on the implementation of our products may have lengthy and unpredictable procurement and go-to-market processes that may delay or impact expected revenues. This unpredictability may cause our revenues and operating results to vary unexpectedly from quarter-to-quarter, making our future operational results less predictable.

Our acquisitions of companies or technologies may disrupt our business and divert management attention and cause our other operations to suffer.

We have historically made targeted acquisitions of businesses or product lines with technology important to our business strategy and expect to continue to do so in the future. As part of any acquisition, we are required to assimilate the operations, products, and, where applicable, personnel of the acquired businesses and train, retain, and motivate key personnel needed for the successful integration of the acquired business. We may not be able to maintain uniform standards, controls, procedures, and policies if we fail in these efforts. Additionally, as we integrate any newly acquired business into our existing operations, process changes may result in unanticipated or unintended delays in sales of acquired products or services, which could adversely affect our relationships with customers of the acquired business and result in lower revenues from the acquired business than anticipated. Acquisitions may cause disruptions in our operations and divert management's attention from our Company's day-to-day operations, which could impair our relationships with our existing employees, customers, and strategic partners. Acquisitions may also subject us to liabilities and risks that are not known or identifiable at the time of the acquisition.

We may also have to incur debt or issue equity securities to finance future acquisitions. Our financial condition could be harmed to the extent we incur substantial debt or use significant amounts of our cash resources in acquisitions. The issuance of equity securities for any acquisition could be substantially dilutive to our existing stockholders. In addition, we expect our profitability could be adversely affected because of acquisition-related accounting costs, impairments, amortization expenses, and charges related to acquired intangible assets. In consummating acquisitions, we are also subject to risks of entering geographic and business markets in which we have had limited or no prior experience. If we are unable to fully integrate acquired businesses, products, or technologies within existing operations, we may not receive the intended benefits of such acquisitions.

We rely directly and indirectly on third-party intellectual property and licenses, which may not be available on commercially reasonable terms or at all.

Many of the Company's products and services include third-party intellectual property, which require licenses directly to us or to unrelated companies that provide us with sublicenses and/or execution of services for the operation of our business. The Company has historically been able to obtain such licenses or sublicenses on reasonable terms. There is, however, no assurance that the necessary licenses could be obtained on acceptable terms, or at all, in the future. If the Company or our third-party service providers are unable to obtain or renew critical licenses on reasonable terms, we may be forced to terminate or curtail our products and services which rely on such intellectual property, and our financial condition and operating results may be materially adversely affected.

Our quarterly revenues and operating results are difficult to predict and could fall below analyst or investor expectations, which could cause the price of our common stock to fall.

Our quarterly revenues and operating results have fluctuated significantly in the past and may continue to vary from quarter to quarter due to several factors, many of which are not within our control. If our operating results do not meet the expectations of securities analysts or investors, our stock price may decline. Fluctuations in our operating results may be due to several factors, including the following:

- the gain or loss of a key customer;
- the timing of product and services deployments to our major customers and the timing of our customers' launch of their branded versions of such products and services to their end users;
- the timing and extent of our customers' efforts to market and promote such products and services to their users;
- the timing of user acceptance of our customers' branded versions of our products and services and the growth or decline in the subscriber base for such products and services;
- our ability to maintain or increase gross margins;
- variations in our sales channels or the mix of our product sales;

- our ability to anticipate market needs and to identify, develop, complete, introduce, market and produce new products and technologies in a timely manner to address those needs;
- the availability and pricing of competing products and technologies and the resulting effect on sales and pricing of our products;
- acquisitions;
- the effect of new and emerging technologies;
- deferrals of orders by our customers in anticipation of new products, applications, product enhancements or operating systems; and
- general economic and market conditions.

Our revenues are heavily dependent upon the number of subscribers utilizing our products through our wireless carrier customers. Variations in subscribers, including churn of those subscribers across multiple product and wireless carrier bases can drive volatility in our revenues and result in difficulties in predicting our operating results. Significant sales may also occur earlier than expected, which could cause operating results for later quarters to compare unfavorably with operating results from earlier quarters.

Future orders may come from new customers or from existing customers for new products. The sales cycles may be greater than what we have experienced in the past, increasing the difficulty to predict quarterly revenues.

Because we sell primarily to large wireless carriers, we have no direct relationship with most end users of our products. This indirect relationship delays feedback and blurs signals of change in the quick-to-evolve wireless ecosystem and is one of the reasons we have difficulty predicting demand.

A large portion of our operating expenses, including rent, depreciation, and amortization, is fixed and difficult to reduce or change. Accordingly, if our total revenue does not meet our expectations, we may not be able to adjust our expenses quickly enough to compensate for the shortfall in revenue. In that event, our business, financial condition, and results of operations would be materially and adversely affected.

Due to all of the foregoing factors, and the other risks discussed in this Report, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Risk Management and Strategy

In our business, we recognize the risk that cybersecurity threats pose to our operations, and as such, cybersecurity is an important component of our overall risk management strategy. We have adopted and implemented an approach to identify and mitigate cybersecurity risks utilizing the National Institute of Standards and Technology's Cybersecurity Framework ("NIST CSF") as a guideline to help management identify, assess, reassess, and manage cybersecurity risks. We have developed and implemented cybersecurity programs and processes, including risk management and assessment programs, network segmentation, deployment of detection tools across our network, systems and databases, security and event monitoring capabilities, a detailed incident response plan and an incident response team. Our incident response team includes our General Counsel and our Chief Operating Officer and Chief Financial Officer and members of our information technology team. We conduct an initial assessment on the cybersecurity profile of our third party vendors as they are onboarded and evaluate their cyber security programs and safeguards before allowing them access in our environments. We utilize cyber intelligence to provide continuous monitoring and scanning of systems to provide awareness if any of our vendors have security incidents. Within our purchasing and third-party vendor management programs, we require all vendors who handle our data as well as vendors who provide technology and data services to maintain certain security protections including compliance with applicable data protection laws and implementation of administrative, physical, and technical safeguards to protect our data, including storage, transmission, and access. We have implemented advanced detection, prevention and protection capabilities, including practices and tools to monitor and mitigate threats. We provide quarterly company-wide cybersecurity information training and routinely communicate with employees about the potential for cybersecurity threats. We additionally deploy technical safeguards that are designed to protect our information systems from cybersecurity threats including firewalls, intrusion penetration and detection systems, anti-malware functionality and access controls, vulnerability assessments and cybersecurity threat intelligence. We continuously monitor and assess our information technology and data assets to detect anomalies and to respond quickly to threats that may arise. In certain instances, we engage third parties to conduct or assist us with conducting cybersecurity risk assessments, information security program assessments and external threat environment reviews.

We perform periodic assessments and testing of our policies, standards, processes, and practices in a manner intended to address cybersecurity threats and events. The results of such assessments are evaluated by management, and we adjust our cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these evaluations.

Our incident response plan sets forth a process for detecting and responding to cybersecurity incidents, determining their scope and risk, developing an appropriate response to mitigate and remediate the incident, assessing materiality and communication or notification requirements, and reducing the likelihood of future incidents. In the event of a real or perceived cybersecurity incident the information technology team would, as soon as practicable, inform the incident response team, the members of which would then collaborate to assess a strategy and manage the risks.

Our risks of security breaches, improper access to or disclosure of our data, our customers' data or their end users' data, other hacking attacks on our systems or the third-party systems that we use, or other cyber incidents and privacy breaches could harm our reputation and adversely affect our business, are further disclosed in Item 1A. RISK FACTORS. To date, there have been no cybersecurity incidents which have materially affected, or have been reasonably likely to materially affect, the Company, including our business strategy, results of operations or financial condition. Further, we have a cyber risk insurance policy designed to help us mitigate risk exposure by providing top-tier external cybersecurity firms, as needed, and offsetting certain costs that may be involved with response, recovery and remediation after a cybersecurity breach or similar event.

Governance

The audit committee of the Company's Board of Directors is responsible for overseeing management's risk assessment and risk management processes designed to monitor and mitigate cybersecurity threats by reviewing with management the cybersecurity and other information technology risks, controls and processes, including the processes used to prevent or mitigate cybersecurity risks and respond to cybersecurity events. On at least an annual basis, a member of the Company's incident response team provides reports to the entire Board of Directors and other members of our senior management team as appropriate. These reports include updates on the Company's cybersecurity risks and threats, the status of projects to strengthen our information security systems, assessments of the information security program, and the emerging threat landscape. Our Chief Operating Officer has worked in collaboration with third party cybersecurity risk advisors who bring decades of experience in designing, implementing, and managing cybersecurity risk programs. Based on past work experiences and in collaboration with third-party service providers, he assesses our risks and also regularly updates senior management on our cybersecurity risk governance and management and the status of ongoing efforts to strengthen cybersecurity effectiveness. We also actively engage with key vendors, customers, and industry participants as part of our continuing efforts to evaluate and enhance the effectiveness of our information security policies and procedures.

As dictated by the incident response plan, the Audit Committee of our Board of Directors also will receive prompt and timely information regarding cybersecurity threats or incidents that may be material in nature from the incident response team, as well as ongoing updates regarding any such threat or incident until it has been mitigated, resolved, or otherwise addressed.

Item 2. PROPERTIES

Our corporate headquarters is located in Pittsburgh, Pennsylvania, where we currently lease approximately 35,621 square feet of space under a lease that expires on April 30, 2026. In February 2026, we executed a renewal on the lease whereby beginning May 1, 2026 we will lease approximately 9,571 square feet through April 30, 2031. We occupy approximately 8,513 square feet of space in Aliso Viejo, California in a lease that expires on February 29, 2028. Internationally, we lease approximately 12,728 square feet in Belgrade, Serbia under a lease that expires July 31, 2026, approximately 1,500 square feet in Stockholm, Sweden under a lease that expires September 30, 2026, and approximately 2,659 square feet in Braga, Portugal under a lease that expires May 31, 2027.

Item 3. LEGAL PROCEEDINGS

The Company may become involved in various legal proceedings arising from its business activities. While management does not currently believe that the ultimate disposition of these matters will have a material adverse impact on the Company's consolidated results of operations, cash flows, or financial position, litigation is inherently unpredictable, and depending on the nature and timing of these proceedings, an unfavorable resolution could materially affect the Company's future consolidated results of operations, cash flows or financial position in a particular period.

Item 4. MINE SAFETY DISCLOSURES

Not Applicable.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Nasdaq Capital Market under the symbol "SMSI."

For information regarding Securities Authorized for Issuance under Equity Compensation Plans, please refer to Item 12 in Part III of this Annual Report on Form 10-K.

Holders

As of February 26, 2026, there were approximately 87 holders of record of our common stock based on information provided by our transfer agent.

Dividends

We have never declared or paid any cash dividends on our common stock. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Any determination to pay dividends on our common stock in the future will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant.

Purchases of Equity Securities by the Company

The table set forth below shows all purchases of securities by us during the fourth quarter of fiscal year 2025:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares (or Units) Purchased[1] (a)	Average Price Paid per Share (or Unit) (b)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (d)
October 1 - 31, 2025	—	$ —	0.00	0.00
November 1 - 30, 2025	224,557	0.64	0.00	0.00
December 1 - 31, 2025	8,037	0.59	0.00	0.00
Total	232,594	$ 0.64		

(1)   Shares of the Company's Common Stock repurchased by the Company as payment of withholding taxes in connection with the vesting of restricted stock awards during the applicable period. All shares were cancelled when they were acquired by the Company.

Item 6.

Reserved.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this Report. This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See "Special Note Regarding Forward-Looking Statements" and Part I, Item 1A, "Risk Factors." Readers are also urged to carefully review and consider these, and other disclosures made by us which attempt to advise interested parties of the factors which may affect our business.

Introduction and Overview

Smith Micro provides software solutions that simplify and enhance the mobile experience to some of the leading wireless service providers around the globe. From enabling the Digital Family Lifestyle™ to providing powerful voice messaging capabilities, we strive to enrich today's connected lifestyles while creating new opportunities to engage consumers via smartphones and consumer Internet of Things ("IoT") devices.

We continue to innovate and evolve our business to respond to industry trends and maximize opportunities in growing and evolving markets, such as digital lifestyle services and online safety, the consumer IoT marketplace, and by leveraging advanced technologies like artificial intelligence to enhance the features and capabilities of our solutions. The key to our longevity, however, is not simply technological innovation, but our focus on understanding our customers' needs and delivering value.

In 2025, our revenues declined by 16% to $17.4 million, primarily driven by an $2.3 million decline in revenues in our Family Safety product line, which primarily resulted from decreases associated with legacy Sprint Safe & Found revenue as subscribers migrate to the T-Mobile network and a one-time event with one of our existing deployments that resulted in reduced revenue, coupled with a $1.0 million decline in ViewSpot revenues, partially offset by an increase of $0.1 million in CommSuite revenues. As a result of the decrease in revenue, gross profit declined to $12.9 million in 2025, a decrease of $1.6 million compared to the prior year. In connection with the preparation of our second quarter 2025 financial statements, we evaluated our goodwill and determined that the carrying value of our single reporting unit exceeded its fair value which resulted in a non-cash pretax impairment charge of $11.1 million for the quarter. On June 3, 2025, we divested our ViewSpot product for total consideration of $1.3 million, of which $1.0 million was paid on the closing date, with the remaining amounts collected on July 1, 2025 and October 1, 2025.

Our operating expenses decreased in 2025 compared to 2024 by $21.9 million, primarily due to the non-cash goodwill impairment charge of $11.1 million in 2025 compared to a non-cash impairment charge of $24.0 million in 2024 and a continued focus on further cost reduction activities throughout the course of 2024 and 2025. We realized year-over-year reductions in Research and Development, Sales and Marketing and General and Administrative expenses of $3.4 million, $2.9 million and $0.6 million, respectively, as a result of the cost reduction efforts undertaken. These decreases resulted in a 20% reduction in operating expenses in 2025, excluding goodwill impairment, the ViewSpot sale, and depreciation and amortization, as compared to 2024. The net loss attributable to common stockholders for 2025 was $30.1 million, resulting in a net loss attributable to common stockholders of $1.46 per basic and diluted share.

In 2025, we received approximately $1.5 million in gross proceeds from a registered direct offering of Common Stock and a concurrent private placement of warrants, approximately $1.2 million in exchange for short-term notes and warrants and subsequently approximately $2.7 million from concurrent registered direct and private placement offerings of Common Stock and in each case a concurrent private placement of warrants. Additionally, in October 2025, we announced strategic cost reductions (in addition to those noted in the paragraph above) in our organization, primarily comprised of workforce reorganization, which we expect to result in cost savings of approximately $7.2 million reduction in costs for 2026. These efforts are part of our broader initiative to realign the Company's cost structure with long-term business goals, strengthen the financial foundation, and accelerate our path to profitability.

Refer to section titled "Liquidity and Capital Resources" for discussion of significant material changes in cash and Note 6 of our Notes to the Consolidated Financial Statements for discussion regarding the changes related to the notes payable and warrant liabilities.

Results of Operations

On April 3, 2024, we filed a certificate of amendment to our Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a one-for-eight (1:8) reverse stock split of the shares of the Company's Common Stock, par value $0.001 per share, with an effective time of 11:59 p.m., Eastern Time on April 10, 2024 (the "Reverse Stock Split"). At the effective time, every eight shares of our Common Stock, whether issued and outstanding or held by the Company as treasury stock were automatically combined and converted (without any further act) into one share of fully paid and nonassessable Common Stock, with any fractional shares resulting from the Reverse Stock Split rounded up to the nearest whole share. See further information in Note 1. All shares and per share amounts in this Report have been retroactively adjusted for all periods presented to give effect to the Reverse Stock Split.

The following table sets forth certain consolidated statement of operations data as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,	
	2025	2024
Revenues	100.0%	100.0%
Cost of revenues	25.9	29.8
Gross profit	74.1%	70.2%
Operating expenses:		
Selling and marketing	34.4	43.2
Research and development	61.7	68.5
General and administrative	57.6	51.5
Depreciation and amortization	31.1	30.6
Gain on sale of ViewSpot, net	(7.4)	-
Goodwill impairment	63.7	116.7
Total operating expenses	241.1%	310.5%
Other (expense) income:		
Operating loss	(167.1)	(240.3)
Change in fair value of warrant liabilities	1.0	1.8
Interest (expense) income, net	(2.3)	0.5
Other (expense) income, net	(0.9)	1.0
Loss before benefit for income tax	(169.3)%	(237.0)%
Income tax benefit	(0.4)	(0.1)
Net loss	(168.9)%	(236.9)%
Deemed dividend	(4.4)%	-
Net loss attributable to common stockholders	(173.3)%	(236.9)%

Revenues and Expense Components

The following is a description of the primary components of our revenues and expenses:

Revenues. Revenues are net of allowances. Our operations are organized into one business segment, Wireless, which includes all of our existing core products, including the Family Safety (including SafePath) and CommSuite portfolio of products.

Cost of revenues. Cost of revenues consists of direct product and hosting, maintenance, data center, royalties, and technical support expenses including personnel costs.

Selling and marketing. Selling and marketing expenses consist primarily of personnel costs, advertising costs, including digital marketing expenses, sales commissions, and trade show expenses. These expenses may vary significantly from quarter to quarter based on the timing of trade shows and product introductions.

Research and development. Research and development expenses consist primarily of personnel costs, equipment costs, and external contract development costs required to conduct our software development efforts.

General and administrative. General and administrative expenses consist primarily of personnel costs, professional services and fees paid for external service providers, space and occupancy costs, and legal and other public company costs.

Depreciation and amortization. Depreciation is the expensing of a fixed asset as it is used to reflect its anticipated deterioration. Amortization of intangible assets consists of the amortization expense based on the pattern of economic benefit generated from the use of the related assets.

Goodwill impairment. Goodwill impairment represents the charge recorded in the amount of the carrying value of the Company's single reporting unit exceeding its fair value.

Change in fair value of warrant liabilities. Change in fair value of warrant liabilities results from valuation related impacts to the warrant liabilities.

Interest (expense) income, net. Interest expense is primarily related to interest associated financing arrangements, amortization of debt issuance costs and discount, and interest incurred on short-term obligations. Interest income is primarily related to interest earned on cash equivalents.

Other (expense) income, net. Other income (expense), net is primarily related to fixed asset disposals and other non-operating gains or losses.

Provision (benefit) for income tax expense. Income tax (benefit) expense is primarily related to the provision for federal, state, and foreign taxes imposed upon our results of operations.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Revenues. Revenues were $17.4 million and $20.6 million for the years ended December 31, 2025 and 2024, respectively, representing a decrease of $3.2 million, or 16%. This decrease was driven by declines in Family Safety and ViewSpot revenues of approximately $2.3 million and $1.0 million, respectively, partially offset by an increase in CommSuite revenues of $0.1 million. This decline in Family Safety revenues was primarily due to the migration of legacy Sprint customers onto the T-Mobile network, which has impacted our revenues associated with legacy Sprint subscribers for Family Safety, combined with a one-time event with one of our existing deployments that resulted in reduced revenue. The decline in ViewSpot revenue was due to a contract concluding during 2024 and the sale of that product in June 2025.

Cost of revenues. Cost of revenues were $4.5 million and $6.1 million for the years ended December 31, 2025 and 2024, respectively. This decrease of approximately $1.6 million was primarily due to cost reduction efforts in 2024 and 2025 and the year-over-year decline in revenue.

Gross profit. Gross profit was $12.9 million, or 74.1% of revenues, for the year ended December 31, 2025, compared to $14.4 million, or 70.2% of revenues, for the year ended December 31, 2024. The decrease of $1.6 million in gross profit was a result of the year-over-year decline in revenue volume.

Selling and marketing. Selling and marketing expenses were $6.0 million and $8.9 million for the years ended December 31, 2025 and 2024, respectively. This decrease of $2.9 million was primarily due to decreases in personnel related costs of $2.6 million coupled with a period-over-period decline in marketing costs of $0.1 million and a decrease in stock-based compensation of approximately $0.3 million.

Research and development. Research and development expenses were $10.7 million and $14.1 million for the years ended December 31, 2025 and 2024, respectively. This decrease of approximately $3.4 million was primarily due to the decline in personnel-related costs of approximately $3.0 million associated with the workforce reduction efforts coupled with reductions in supply costs of $0.1 million and a decrease in stock-based compensation of approximately $0.3 million.

General and administrative. General and administrative expenses were $10.0 million and $10.6 million for the years ended December 31, 2025 and 2024, respectively. This decrease of $0.6 million was primarily related to a decrease in professional fees of approximately $0.4 million, a decline in stock-based compensation of approximately $0.3 million, declines in personnel-related costs of approximately $0.1 million associated with the workforce reduction efforts undertaken, and was partially offset by bad debt write-offs of $0.2 million.

Depreciation and amortization. Depreciation expense was $0.3 million and $0.4 million for the years ended December 31, 2025 and 2024, respectively. Amortization expense was $5.1 million and $5.9 million for the years ended December 31, 2025 and 2024, respectively. The total decrease in depreciation expense of approximately $0.1 million was primarily due to certain fixed assets that have now been fully depreciated. Amortization expense is recognized based on the pattern of economic benefit expected to be generated from the use of the intangible asset, and as such it decreased by approximately $0.8 million.

Gain on Sale of ViewSpot, net. On June 3, 2025, we divested our ViewSpot product for total consideration of $1.3 million, of which $1.0 million was paid on the closing date, with the remaining amounts paid in two installments, the first of which was collected on July 1, 2025, and the final balance was collected on October 1, 2025. There were no such amounts for the year ended December 31, 2024

Goodwill impairment. A goodwill impairment charge of $11.1 million was recorded for the year ended December 31, 2025 due to an analysis whereby we concluded that the carrying value of our single reporting unit exceeded its fair value. A goodwill impairment charge was recorded in the amount of $24.0 million for the year ended December 31, 2024.

Change in fair value of warrant liabilities. The change in fair value of warrant liabilities of $0.2 million and $0.4 million for the years ended December 31, 2025 and 2024, respectively, resulted from valuation related impacts to warrant liabilities including changes in stock price, risk-free interest rate, expected term, and expected volatility.

Interest (expense) income, net. Interest expense, net was $0.4 million for the year ended December 31, 2025 and interest income, net was $0.1 million for the year ended December 31, 2024. The period-over-period change in interest income (expense), net of $0.5 million was primarily related to interest expense associated financing arrangements, amortization of debt issuance costs and discount, and interest incurred on short-term obligations.

Benefit for income tax expense. Because of our cumulative loss position, the current income tax benefit consists of state income taxes, foreign tax withholdings, and foreign income taxes. After consideration of the Company's cumulative loss position as of December 31, 2025, the Company retained a full valuation allowance related to its U.S.-based deferred tax assets of $75.0 million at December 31, 2025.

Liquidity and Capital Resources

The Company's principal sources of liquidity are its existing cash and cash equivalents, and cash generated by operations. As of December 31, 2025, the Company's cash and cash equivalents were approximately $1.5 million. Since December 31, 2024, we have utilized cash collections, including the proceeds from the sale of our ViewSpot product, cash proceeds from our various equity and debt offerings, and cash on hand to cover routine working capital requirements. On July 18, 2025, we closed on a registered direct offering of Common Stock and a concurrent placement of warrants, which provided gross proceeds to the Company of approximately $1.5 million. Additionally, on September 11, 2025 and September 29, 2025, we entered into Notes Purchase Agreements, which provided gross cash proceeds of approximately $1.2 million by September 30, 2025, and on November 5, 2025 the Company entered into registered direct offering and private placement transactions of common stock and warrants to purchase common stock, which provided gross cash proceeds of $2.7 million, as more fully described in Note 6 of our Notes to the Consolidated Financial Statements .

The timing of our anticipated revenue growth relative to the costs of operating, maintaining, innovating and evolving our business to respond to industry trends and maximize growth opportunities may result in cash and cash equivalents being insufficient to fund operations at current levels over the next twelve months and beyond.

This adverse impact on liquidity does not trigger a violation of any covenants in our material agreements, particularly as the September 11, 2025 and September 29, 2025 Notes Purchase Agreements do not contain any material financial covenants. The availability of sufficient funds will depend to an extent on the existence and timing of subscriber growth and the related cash generation thereof, and/or the ability to obtain the necessary capital to meet our obligations and fund our working capital requirements to maintain normal business operations. To meet future cash needs, the Company may determine to take additional actions, as noted in the Risk Factor appearing in our 2025 Risk Factor, "If we are unable to meet our obligations as they become due over the next twelve months, the Company may not be able to continue as a going concern." There can be no assurance that any such potential actions will be available or will be available on satisfactory terms. Our ability to obtain additional financing in the debt and equity capital markets is subject to several factors, including market and economic conditions, our performance and investor sentiment with respect to us and our industry. As a result of these uncertainties, and notwithstanding management's plans and efforts to date, we have been unable to alleviate substantial doubt about our ability to continue as a going concern within one year from the date that the financial statements are issued.

Cash Flows

Changes in cash and cash equivalents are as follows:

	For the Year Ended December 31,	
(in thousands)	**2025**	**2024**
Net cash used in operating activities	$ (7,193)	$ (14,295)
Net cash provided by investing activities	1,199	178
Net cash provided by financing activities	4,680	9,800
Net decrease in cash and cash equivalents	$ (1,314)	$ (4,317)

Operating activities

Net cash used in operating activities was $7.2 million for the year ended December 31, 2025. The primary uses of operating cash were a net loss of $29.3 million less non-cash expenses totaling $20.1 million, including a goodwill impairment charge of $11.1 million, depreciation and amortization of $5.4 million and stock compensation expense of $3.6 million, coupled with a decrease in accounts payable and accrued liabilities of $0.7 million, partially offset by a decrease in accounts receivable of $3.9 million.

Net cash used in operating activities was $14.3 million for the year ended December 31, 2024. The primary uses of operating cash were a net loss of $48.7 million less non-cash expenses totaling $34.1 million, including a goodwill impairment charge of $24.0 million, depreciation and amortization of $6.3 million and stock compensation expense of $4.5 million.

Investing activities

Net cash provided by investing activities of $1.2 million for the year ended December 31, 2025 was primarily due to the net proceeds from the sale of ViewSpot in June 2025, offset by capital expenditures. Net cash used in investing activities was $0.2 million for the year ended December 31, 2024 was primarily attributable to the net proceeds from licensing several of our patents.

Financing activities

Net cash provided by financing activities of $4.7 million for the year ended December 31, 2025 was attributable to the net cash proceeds to the Company of (i) $1.0 million from the July 2025 registered direct and private placement offering, (ii) $1.2 million in September 2025 from the issuance of notes and warrants, and (iii) net proceeds of $2.4 million from the November 2025 registered direct and private placement transactions, and the timing of borrowings of $0.9 million less repayments of $0.9 million from short-term insurance premium financing arrangements.

Net cash provided by financing activities of $9.8 million for the year ended December 31, 2024 was attributable to the net cash proceeds of $9.8 million from the offerings conducted in May 2024 and October 2024.

Contractual Obligations and Commercial Commitments

During our normal course of business, we have made certain indemnities, commitments, and guarantees under which we may be required to make payments in relation to certain transactions. These include: intellectual property indemnities to our customers and licensees in connection with the use, sale and/or license of our products; contractual indemnities to our customers for breach of covenants, representations and warranties with respect to end user data privacy obligations; indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease; indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct; indemnities involving the accuracy of representations and warranties in certain contracts; and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. We may also issue a guarantee in the form of a standby letter of credit as security for contingent liabilities under certain customer contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees may not provide for any limitation of the maximum potential for future payments we could be obligated to make. We have not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets.

Real Property Leases

Our corporate headquarters is located in Pittsburgh, Pennsylvania, where we currently lease approximately 35,621 square feet of space under a lease that expires on April 30, 2026. In February 2026, we executed a renewal on the lease whereby beginning May 1, 2026 we will lease approximately 9,571 square feet through April 30, 2031. We occupy approximately 8,513 square feet of space in Aliso Viejo, California in a lease that expires on February 29, 2028. Internationally, we lease approximately 12,728 square feet in Belgrade, Serbia under a lease that expires July 31, 2026, approximately 1,500 square feet in Stockholm, Sweden under a lease that expires September 30, 2026, and approximately 2,659 square feet in Braga, Portugal under a lease that expires May 31, 2027.

Recent Accounting Pronouncements

See Note 1 of our Notes to Consolidated Financial Statements for information regarding recent accounting pronouncements.

Off-Balance Sheet Arrangements

As of December 31, 2025, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of results of operations, financial condition, and liquidity are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions. On an on-going basis, we review our estimates to ensure that they appropriately reflect changes in our business or new information as it becomes available.

We believe the following critical accounting policies affect our more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Business Combinations and Exit or Restructuring Costs

We apply the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 805, *Business Combinations*, in the accounting for our acquisitions, which requires recognition of the assets acquired and the liabilities assumed at their acquisition date fair values, separately from goodwill. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the tangible and identifiable intangible assets acquired and liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period that exists up to twelve months from the acquisition date, we may record adjustments to the tangible and specifically identifiable intangible assets acquired and liabilities assumed with a corresponding adjustment to goodwill in the reporting period in which the adjusted amounts are determined. Upon the conclusion of the measurement period or final determination of the values of assets acquired and liabilities assumed, whichever comes first, the impact of any subsequent adjustments is included in the consolidated statements of operations.

Costs to exit or restructure certain activities of an acquired company or our internal operations are accounted for as a one-time termination and exit costs pursuant to FASB ASC Topic No. 420, *Exit or Disposal Cost Obligations*, and are accounted for separately from the business combination. A liability for costs associated with an exit or disposal activity is recognized and measured at its fair value in our consolidated statement of operations in the period in which the liability is incurred.

Uncertain income tax positions and tax-related valuation allowances that are acquired in connection with a business combination are initially estimated as of the acquisition date. We reevaluate these items quarterly based upon facts and circumstances that existed as of the acquisition date, with any adjustments to the preliminary estimates being recorded to goodwill if such adjustments occur within the 12-month measurement period. Subsequent to the end of the measurement period or our final determination of the value of the tax allowance or contingency, whichever comes first, changes to these uncertain tax positions and tax-related valuation allowances will affect the provision for income taxes in the consolidated statement of operations and could have a material impact on results of our operations and financial position.

Fair Value of Financial Instruments

We measure and disclose fair value measurements as required by FASB ASC topics.

Fair value is an exit price, representing the amount that would be received upon the sale of an asset or the amount that would be paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, the FASB establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

We measure our cash equivalents at fair value. Our cash equivalents and short-term investments are classified within Level 1 by using quoted market prices utilizing market observable inputs.

For warrant liabilities, we may utilize fair value measurements which are categorized within Level 3 of the fair value hierarchy, and subsequent changes in fair value for designated items are required to be reported in earnings in the current period.

For goodwill and other intangibles impairment analysis, we may utilize fair value measurements which are categorized within Level 3 of the fair value hierarchy.

Impairment or Disposal of Long-Lived Assets

Long-lived assets to be held are reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable. They are tested for recoverability using undiscounted cash flows to determine whether or not impairment to such value has occurred as per ASC Topic No. 360, *Property, Plant, and Equipment.*

Goodwill and Intangible Assets

In accordance with FASB ASC Topic *No. 350, Intangibles-Goodwill and Other*, Smith Micro reviews the recoverability of the carrying value of the Company's single reporting unit goodwill at least annually or whenever events or circumstances indicate a potential impairment. The annual impairment testing date is December 31 of each year. Recoverability of goodwill is determined by comparing the estimated fair value of the reporting unit to the carrying value of the underlying net assets in the reporting unit. If the estimated fair value of a reporting unit is determined to be less than the carrying value, goodwill is deemed impaired, and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the fair value.

During the three months ended March 31, 2024, the Company performed an interim quantitative impairment test on its goodwill as of February 29, 2024 and as a result of this interim assessment, the Company recorded a goodwill impairment charge totaling $24 million. The fair value of the reporting unit was determined based on a combination of the income approach using estimated discounted cash flows and a market-based valuation methodology utilizing market multiples. The assessment utilized Level 3 inputs including estimates of revenue growth, EBITDA contribution and discount rates.

In connection with the preparation of its quarterly financial statements for the second quarter of 2025, the Company assessed changes in circumstances to determine whether it was more likely than not that the fair value of its single reporting unit was below its carrying amount. While there was no single determinative event or factor, considerations including recent financial performance compared to expected forecasts, trends in stock valuation, pricing of the most recent equity raise, and the receipt of the Nasdaq minimum bid price requirement notice on June 24, 2025 led the Company to conclude that when considering the events and factors in totality it was necessary to perform an interim quantitative valuation assessment. The fair value of the reporting unit was determined based on a combination of the income approach using estimated discounted cash flows and a market-based valuation methodology utilizing market multiples. The assessment utilized Level 3 inputs including estimates of revenue growth, EBITDA contribution and discount rates. Based on the results of the assessment, a full goodwill impairment charge of $11.1 million was recorded.

Going Concern

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In connection with preparing consolidated financial statements for the year ended December 31, 2025, certain conditions in the Company's evaluation, considered in the aggregate, have raised substantial doubt about the Company's ability to continue as a going concern within one year from the date that the financial statements are issued, which has not been alleviated. The evaluation considered the Company's financial condition, including its liquidity sources, funds necessary to maintain the Company's operations considering the current financial condition, obligations, and other expected cash flows, and negative financial trends of recurring operating losses and negative cash flows.

The Company's short term notes payable agreements do not contain financial covenants, and the Company is continuing operations and generating revenues in the normal course; however the Company is dependent, to an extent, on the timing of subscriber and revenue growth for its products and the related cash generation from that growth and/or the ability to obtain the necessary capital to meet its obligations and fund its working capital requirements to maintain normal business operations. Management believes that the Company's strategic plans, including cost reductions announced in October, which primarily consisted of a workforce reorganization and are aimed at enhancing operational efficiencies and reducing costs in line with the Company's priorities and vision for the future and the broader initiative to realign the Company's cost structure with long-term business goals, strengthen its financial foundation, and accelerate the Company's path to profitability, combined with plans to expand subscriber growth, to acquire new customers, and to expand its offerings to existing customers to generate increased revenues, and, as necessary, to raise additional capital will be sufficient to support the Company's operations; as such the financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern. The Company believes, based on its history of being able to complete debt and equity financings, that it would be able to raise additional funds as necessary, through public or private equity offerings, including by filing one or more registration statements, through debt financings, or from a combination of these funding sources. However, it may not be able to secure such incremental capital in a timely manner or on favorable terms, if at all. To preserve liquidity, the Company may also take one or more of the following additional actions:

- Implement additional restructuring and cost reductions,
- Secure a revolving line of credit, if available,
- Dispose of one or more product lines and/or,
- Sell or license intellectual property.

While management believes that the Company's plans for growing revenue and the other potential actions available to it would alleviate the conditions that raise substantial doubt, these strategies are not entirely within the Company's control and cannot be assessed as being probable of occurring.

Revenue Recognition

In accordance with FASB ASC Topic No. 606, *Revenue from Contracts with Customers*, we recognize the sale of goods and services based on the five-step analysis of transactions as provided in Topic 606, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods and services.

We transfer software licenses to our customers on a royalty free, non-exclusive, non-transferrable, limited use basis during the term of the agreement. In some instances, we perform integration services to ensure the software operates within our customer's operating platforms as well as the operating platforms of the mobile devices used by their end customers, before transferring the license. Revenue related to these services is recognized at a point in time upon acceptance of the licensed software by the customer. We also earn usage-based revenue on our platforms. Usage based revenue is generated based on licenses used by our customers' active subscribers' access and usage of our software licenses and cloud-based services on our platforms, the provision of hosting services, and revenue share based on media placements on our platform. We recognize our usage-based revenue when we have completed our performance obligation and have the right to invoice the customer. This revenue is generally recognized monthly. Finally, we ratably recognize revenue over the contract period when customers pay in advance of our service delivery.

We also provide consulting services in connection with our development of customer-specified functionality that are generally not on our software development roadmap. We recognize revenue from our consulting services upon delivery and acceptance by the customer of our software enhancements and upgrades. For certain customers we provide maintenance and technology support services for which the customer either pays upfront or as we provide the services. When the customer pays upfront, we record the payments as contract liabilities and recognize revenue ratably over the contract period as this is our stand ready performance obligation that is satisfied ratably over the maintenance and technology services period.

We also provided consulting services to configure new devices or ad hoc targeted promotional content for our customers utilizing the ViewSpot platform upon request from our customers. These requests were driven by our customers' marketing initiatives and tend to be short term "bursts" of activity. We recognized these revenues upon delivery of the configured promotional content to the cloud platform or upon certification of the new device. We divested our ViewSpot product line on June 3, 2025.

Stock-Based Compensation

We account for all stock-based payment awards made to employees and directors based on their fair values and recognizes such awards as compensation expense over the vesting period using the straight-line method over the requisite service period for each award as required by FASB ASC Topic No. 718, *Compensation-Stock Compensation*.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements appear in a separate section of this Report beginning on page F-1.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 ("Exchange Act")) as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer determined that as of December 31, 2025, our disclosure controls and procedures were effective to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management's Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the consolidated financial statements fairly represent the Company's financial position and results of operations for the periods and as of the dates stated therein.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with our independent registered public accounting firm, SingerLewak LLP, and representatives of management to review accounting, financial reporting, internal control, and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent auditors. The independent auditors have free access to the Audit Committee.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Report of Management on Internal Control Over Financial Reporting

Our management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act).

Our management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework 2013" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2025, we maintained effective internal control over financial reporting.

Item 9B. OTHER INFORMATION

Information Required to be Disclosed on Form 8-K for the Fiscal Quarter Ended December 31, 2025, But Not Reported.

None.

Insider Trading Policies and Procedures

We have adopted a statement of policy on insider trading (the "insider trading policy") that describes our standards regarding the prohibition on trading, and causing the trading of securities while in possession of certain material nonpublic information, which we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as any listing standards applicable to the Company (including Nasdaq listing standards). Our insider trading policy is applicable to all of our directors, officers and employees. The policy attempts to establish standards that will avoid even the appearance of improper transactions on the part of insiders to preserve the Company's reputation for adhering to the highest standards of conduct.

The insider trading policy, among other things, prohibits trading in Company securities or "tipping" on the basis of or while in possession of material nonpublic information about the Company. These guidelines also provide certain specific exceptions for various transactions including, for example, (i) stock option exercises where no sale is made, (ii) the vesting of restricted stock awards or tax withholding requirements in connection therewith, (iii) bona fide gifts of securities, and (iv) Rule 10b5-1 plans. The insider trading policy further restricts trading and other transactions by our directors, officers and employees during certain "blackout periods" that follow the end of a given fiscal period.

Our insider trading policy further acknowledges that short sales, buying or selling publicly traded options, hedging transactions in the Company's stock, margin accounts, and pledged securities may permit a holder to continue to own our common stock obtained through benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, those participating in such transactions may no longer have the same objectives as our other stockholders. As such, the Company's directors, officers and employees are prohibited from engaging in such transactions (except as otherwise may be approved in writing by the Company).

A copy of the Smith Micro Software, Inc. insider trading policy is filed as Exhibit 19.1 to this Report.

Trading Arrangements

During the fourth quarter ended December 31, 2025, no director or officer of the Company adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K."

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is set forth under the headings "Proposal 1: Election of Directors," "Executive Officers," "Corporate Governance," and "Delinquent Section 16(a) Reports" in the Company's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders ("2026 Proxy Statement") and is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth under the headings "Executive Compensation" and "Director Compensation" in the Company's 2026 Proxy Statement and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

A portion of the information required by this Item is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Company's 2026 Proxy Statement and is incorporated herein by reference.

Securities Authorized for Issuance Under an Equity Compensation Plan

The following table summarizes information as of December 31, 2025 for the equity compensation plans of the Company pursuant to which grants of options, restricted stock, restricted stock units or other rights to acquire shares may be granted from time to time (in thousands, except option price data):

	Number of shares to be issued upon exercise of outstanding options or other rights	Weighted average exercise price of outstanding options or other rights	Number of shares remaining available for future issuance
Amended and Restated Omnibus Equity Incentive Plan (1)	5	$ 27.68	1,706

(1)   The Amended and Restated Omnibus Equity Incentive Plan (the "OEIP") which amended and restated (and renamed) our then existing 2015 Omnibus Equity Incentive Plan was approved by shareholders effective June 18, 2024.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is set forth under the heading "Proposal 1: Election of Directors" and under the subheadings "Board Member Independence," "Audit Committee," "Compensation Committee," "Governance and Nominating Committee," and "Certain Relationships and Related Party Transactions" under the heading "Corporate Governance" in the Company's 2026 Proxy Statement and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is set forth under the heading "Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm" in the Company's 2026 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS

(a) (1) Financial Statements

Smith Micro's financial statements appear in a separate section of this Report beginning on the pages referenced below:

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID:367)	F-1
CONSOLIDATED BALANCE SHEETS	F-4
CONSOLIDATED STATEMENTS OF OPERATIONS	F-5
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY	F-6
CONSOLIDATED STATEMENTS OF CASH FLOWS	F-7
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-8

(3) Exhibits

Exhibit No.	Title	Method of Filing
3.1	Amended and Restated Certificate of Incorporation	Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement No. 33-95096 (P)
3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation dated July 11, 2000	Incorporated by reference to Exhibit 3.1.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2000, filed on August 14, 2000
3.1.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated August 17, 2005	Incorporated by reference to Exhibit 3.1.2 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2005, filed on March 31, 2006
3.1.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation dated June 21, 2012	Incorporated by reference to Appendix B to the Registrant's Definitive Proxy Statement on Schedule 14A filed on April 27, 2012
3.1.4	Certificate of Elimination of Series A Junior Participating Preferred Stock dated October 16, 2015	Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on October 16, 2015
3.1.5	Certificate of Designation of Series A Participating Preferred Stock dated October 16, 2015	Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on October 16, 2015
3.1.6	Certificate of Amendment to Amended and Restated Certificate of Incorporation dated August 15, 2016	Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on August 17, 2016
3.1.7	Certificate of Designation of Preferences, Rights and Limitations of Series B 10% Convertible Preferred Stock, dated September 29, 2017	Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on October 4, 2017
3.1.8	Certificate of Amendment to Amended and Restated Certificate of Incorporation	Incorporated by reference to Exhibit 3.1(a) to the Registrant's Current Report on Form 8-K filed on April 4, 2024

Exhibit No.	Title	Method of Filing
3.2	Amended and Restated Bylaws, as amended through October 30, 2025	Incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q filed on November 5, 2025
4.1	Description of the Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed on March 13, 2020
4.2	Specimen certificate representing shares of Common Stock	Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement No. 33-95096 (P)
4.8	Form of Warrant to Purchase Common Stock issued on August 11, 2022 to each of the Buyers party to the Securities Purchase Agreement (Notes) dated August 11, 2022	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 11, 2022
4.9	Form of Warrant to Purchase Common Stock, issued on August 12, 2022 to each of the Purchasers party to the Securities Purchase Agreement (Common Stock) dated August 11, 2022	Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 11, 2022
4.10	Form of Placement Agent Warrant, issued pursuant to Placement Agency Agreement dated May 10, 2024	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 14, 2024
4.11	Form of Common Stock Purchase Warrant issued pursuant to Securities Purchase Agreement dated May 10, 2024	Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2024
4.12	Form of Prefunded Warrant issued pursuant to Securities Purchase Agreement dated May 10, 2024	Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on May 14, 2024
4.13	Form of Common Stock Purchase Warrant issued pursuant to Securities Purchase Agreement dated October 1, 2024	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 3, 2024
4.14	Form of Private Placement Common Warrant issued pursuant to Securities Purchase Agreement dated October 1, 2024	Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 3, 2024
4.15	Form of Roth Warrant	Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on October 3, 2024
4.16	Form of Warrant Amendment	Incorporated by reference to Exhibit 4.16 to the Company's Annual Report on Form 10-K filed on March 12, 2025
4.17	Form of Common Stock Purchase Warrant issued pursuant to Securities Purchase Agreement dated July 17, 2025	Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on July 18, 2025

Exhibit No.	Title	Method of Filing
4.18	Form of Common Stock Purchase Warrant issued pursuant to Note Purchase Agreement effective September 11, 2025	Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 17, 2025
4.19	Form of Common Stock Purchase Warrant issued pursuant to Note Purchase Agreement dated September 29, 2025	Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on October 2, 2025
4.20	Form of Common Stock Purchase Warrant issued pursuant to Securities Purchase Agreement dated November 5, 2025	Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on November 10, 2025
4.21	Form of Private Placement Common Warrant issued pursuant to Securities Purchase Agreement dated November 5, 2025	Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on November 10, 2025
4.22	Form of Common Stock Purchase Warrant issued pursuant to Note Purchase Agreement dated February 3, 2026	Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on February 5, 2026
10.1	Form of Indemnification Agreement	Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement No. 33-95096 (P)
10.2*	Summary of oral agreement dated June 2005 by and between William W. Smith, Jr., and the Registrant	Incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009
10.3*	Amended and Restated Omnibus Equity Incentive Plan	Incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on May 9, 2024
10.3.4*	Form of Restricted Stock Agreement under the Amended and Restated Omnibus Equity Incentive Plan (Executives)	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023
10.3.5*	Form of Unrestricted Stock Agreement under the Amended and Restated Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2021
10.3.6*	Form of Restricted Stock Agreement under the Amended and Restated Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.6.1 to the Company's Annual Report on Form 10-K filed on March 30, 2018
10.3.7*	Form of Nonqualified Stock Option Agreement under the Amended and Restated Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.3.7 to the Company's Annual Report on Form 10-K filed on March 12, 2025
10.3.8	Amendment to Smith Micro Software, Inc. Amended and Restated Omnibus Equity Incentive Plan, adopted June 3, 2025	Incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on April 23, 2025
10.17	Form of Placement Agency Agreement dated May 10, 2024 between the Company and Roth Capital Partners, LLC	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 14, 2024

Exhibit No.	Title	Method of Filing
10.18	Form of Securities Purchase Agreement (Common Stock) dated May 10, 2024 between the Company and the Purchasers party thereto	Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 14, 2024
10.19	Form of RDO Purchase Agreement (Common Stock) dated October 1, 2024 between the Company and the Purchasers party thereto	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 3, 2024
10.20	Form of Private Placement Purchase Agreement (Common Stock) dated October 1, 2024 between the Company and the Purchasers party thereto	Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 3, 2024
10.21	Offer letter between the Company and Timothy C. Huffmyer	Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 27, 2025
10.22	Form of Securities Purchase Agreement (Registered Shelf Takedown Offering) by and among the Registrant and the Purchasers party thereto, dated July 17, 2025	Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 18, 2025
10.24	Form of Secured Promissory Note	Incorporated by reference to Exhibit 10.2 to the Registrant's current Report on Form 8-K filed on September 17, 2025
10.25	Form of Note Purchase Agreement by and among the Registrant and the Purchasers party thereto, dated September 29, 2025	Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 2, 2025
10.26	Form of Secured Promissory Note	Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on October 2, 2025
10.27	Form of RDO Purchase Agreement by and among the Company and the Purchasers signatory thereto, dated November 5, 2025	Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 10, 2025
10.28	Form of Private Placement Purchase Agreement by and among the Company and the Purchasers signatory thereto, dated November 5, 2025	Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 10, 2025
10.29	Form of Placement Agency Agreement by and between the Company and Roth Capital Partners, LLC, dated November 5, 2025	Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 10, 2025
10.30	Note Purchase Agreement by and among the Registrant and William W. Smith, Jr. and Dieva L. Smith, as Co-Trustees UA 11/30/2021, Smith Living Trust as Purchaser, dated February 3, 2026	Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 5, 2026
10.31	Form of Secured Promissory Note	Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 5, 2026
10.32	Smith Micro Software, Inc. Amendment to Amended and Restated Employee Stock Purchase Plan	Incorporated by reference to Appendix B to the Registrant's Definitive Proxy Statement on Schedule 14A, filed by the Registrant on April 23, 2025

Exhibit No.	Title	Method of Filing
19.1	Smith Micro Software, Inc. Insider Trading Policy	Incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on March 12, 2025
21.1	Subsidiaries	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
97.1	Policy for the Recovery of Erroneously Awarded Compensation	Incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on February 26, 2024
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its Inline XBRL tags are embedded within the Inline XBRL document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)	Filed herewith

(P) Paper Filing Exhibit

*denotes the management contracts and compensatory arrangements in which any director or named executive officer participates

(b)Exhibits

The exhibits filed as part of this report are listed above in Item 15(a)(3) of this Report.

Item 16. FORM 10-K SUMMARY

None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

<center>**SMITH MICRO SOFTWARE, INC.**</center>

Date: March 5, 2026

By: /s/ William W. Smith, Jr.
William W. Smith, Jr.
Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 5, 2026

By: /s/ Timothy C. Huffmyer
Timothy C. Huffmyer
Vice President, Chief Operating Officer, Chief Financial
Officer and Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William W. Smith, Jr. William W. Smith, Jr.	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 5, 2026
/s/ Timothy C. Huffmyer Timothy C. Huffmyer	Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 5, 2026
/s/ Andrew Arno Andrew Arno	Director	March 5, 2026
/s/ Thomas G. Campbell Thomas G. Campbell	Director	March 5, 2026
/s/ Steven L. Elfman Steven L. Elfman	Director	March 5, 2026
/s/ Samuel Gulko Samuel Gulko	Director	March 5, 2026
/s/ Gregory J. Szabo Gregory J. Szabo	Director	March 5, 2026
/s/ Asha Keddy Asha Keddy	Director	March 5, 2026
/s/ Chetan Sharma Chetan Sharma	Director	March 5, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Smith Micro Software, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Smith Micro Software, Inc. (collectively, the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has projected cash flow requirements to meet continuing operations in excess of current available cash. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition – Refer to Note 1 and Note 12 of the financial statements

Critical Audit Matter Description

The Company recognizes revenue upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. The Company primarily sells software solutions, cloud-based services and consulting services to major wireless network and cable operators.

Significant judgement is exercised by the Company in determining revenue recognition, and includes the following:
- Determination of whether promised services are capable of being distinct and are distinct in the context of the Company's customer contracts which leads to whether they should be accounted for as individual or combined performance obligations.
- Determination of standalone selling prices for each distinct performance obligation, including for products and services sold separately.
- Determination of the timing of when revenue is recognized for each distinct performance obligation either over time or at a point in time.

We identified revenue recognition as a critical audit matter because of the significant judgements required by management. As a result, a high degree of auditor judgement and an increased extent of effort when performing audit procedures to evaluate whether revenue was appropriately recognized was required.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the Company's revenue recognition included the following, among others:
- We selected a sample of recorded revenue transactions and performed the following procedures:
  - Obtained an understanding of management's processes and controls related to revenue recognition.
  - Sent confirmations on selected transactions.
  - Obtained customer source documents and agreed them against the respective contract, related amendments, if any, or Statement of Work, if applicable, for each selection, to test if the contractual terms of the agreement have been appropriately applied to each selection.
  - Evaluated management's application of each step within the revenue accounting guidance and tested revenue recognition for specific performance obligations, including the allocation of standalone selling prices.
  - Tested the mathematical accuracy of management's calculations of revenue and associated timing of revenue recognized in the financial statements.

Goodwill Impairment Analysis – Refer to Note 1 and Note 4 of the financial statements

Critical Audit Matter Description

The Company has a single reporting unit and performs an impairment test of goodwill at least annually during the fourth quarter or whenever events or circumstances indicate the carrying amount may not be recoverable. Due to a triggering event in June 2025, the Company determined it was necessary to perform a quantitative impairment assessment of goodwill as of June 30, 2025, by estimating the fair value of the reporting unit. The Company utilized weighted discounted cash flow and market-based valuation models to determine the fair value using significant assumptions such as discount rate, forecasted revenue, gross margin and operating expense projections, and comparable entity industry data. Based on the quantitative assessment performed, the Company concluded that goodwill was impaired and recorded a full impairment charge of $11.1 million.

We identified the fair value measurement of goodwill as a critical audit matter, because of certain significant assumptions used by management made in determining the estimate, which includes among others: revenue and gross margin projections, and discount rate. Auditing management's assumptions of revenue and gross margin projections and the discount rate involved a high degree of auditor judgment and increased audit effort, including the use of a valuation specialist, as changes in these assumptions could have a significant impact on the fair value of the reporting unit and the potential for impairment charges.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the Company's goodwill impairment analysis included the following, among others:

- Obtained an understanding of management's processes and controls related to the Company's impairment analysis and determination of the fair value estimates.
- Evaluated the reasonableness of management's significant assumptions and underlying data used in the valuation models such as forecasted revenues, gross margin and operating expense projections by comparing management's prior forecasts to historical results.
- Performed a sensitivity analysis on the quantitative amounts utilized in evaluating the valuation.
- Evaluated management's significant accounting policies related to impairment of goodwill for reasonableness, including the determination of a single reporting unit.
- Utilized a valuation professional with specialized skills and knowledge to assist in:
  - Evaluating the appropriateness of the selection and application of the income and market-based valuation models, including selection of discount rates, weighted-average cost of capital and long-term growth rate;
  - Testing the mathematical accuracy of the significant calculations in the valuation models;
  - Determining the reasonableness of the selection of discount rates, long-term growth rate range, and multiples using publicly available market data.

/s/ SingerLewak LLP

We have served as the Company's auditor since 2005.

Los Angeles, California
March 5, 2026

SMITH MICRO SOFTWARE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and par value data)

	December 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 1,494	$ 2,808
Accounts receivable, net of related allowances of $0 and $3 at December 31, 2025 and 2024, respectively	1,817	5,721
Prepaid expenses and other current assets	1,218	1,467
Total current assets	4,529	9,996
Equipment and improvements, net	331	538
Right-of-use assets	1,119	2,367
Other assets	500	496
Intangible assets, net	18,492	23,597
Goodwill	—	11,052
Total assets	$ 24,971	$ 48,046
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,937	$ 1,738
Accrued payroll and benefits	1,488	1,694
Current operating lease liabilities	914	1,279
Other current liabilities	773	940
Notes payable net of discount	1,007	—
Total current liabilities	6,119	5,651
Non-current liabilities:		
Warrant liabilities	45	224
Operating lease liabilities	417	1,287
Deferred tax liabilities, net	—	128
Total non-current liabilities	462	1,639
Commitments and contingencies		
Stockholders' equity:		
Common stock, par value $0.001 per share; 100,000,000 shares authorized; 25,798,092 and 17,673,404 shares issued and outstanding at December 31, 2025 and 2024, respectively	26	18
Additional paid-in capital	403,107	395,383
Accumulated comprehensive deficit	(384,743)	(354,645)
Total stockholders' equity	18,390	40,756
Total liabilities and stockholders' equity	$ 24,971	$ 48,046

See accompanying notes to the consolidated financial statements.

SMITH MICRO SOFTWARE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

| | Year Ended December 31, | |
	2025	2024
Revenues	$ 17,363	$ 20,555
Cost of revenues (including depreciation of $1 and $15 in the years ended December 31, 2025 and 2024, respectively)	4,505	6,126
Gross profit	12,858	14,429
Operating expenses:		
Selling and marketing	5,978	8,877
Research and development	10,719	14,085
General and administrative	10,009	10,583
Depreciation and amortization	5,398	6,285
Gain on sale of ViewSpot, net	(1,287)	—
Goodwill impairment	11,052	23,989
Total operating expenses	41,869	63,819
Operating loss	(29,011)	(49,390)
Other (expense) income:		
Change in fair value of warrant liabilities	179	372
Interest (expense) income, net	(407)	112
Other (expense) income, net	(164)	196
Loss before benefit for income tax	(29,403)	(48,710)
Income tax benefit	(76)	(13)
Net loss	$ (29,327)	$ (48,697)
Deemed dividend	(769)	—
Net loss attributable to common stockholders	$ (30,096)	$ (48,697)
Net loss per share attributable to common stockholders – basic and diluted		
Basic and diluted	$ (1.46)	$ (3.94)
Weighted average shares outstanding:		
Basic and diluted	20,605	12,367

See accompanying notes to the consolidated financial statements.

SMITH MICRO SOFTWARE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Deficit	Total
	Shares	Amount			
BALANCE, December 31, 2023	9,348	$ 9	$ 381,329	$ (305,948)	$ 75,390
Non-cash compensation recognized on stock options and employee stock purchase plan ("ESPP")	—	—	19	—	19
Restricted stock grants, net of cancellations	677	—	4,486	—	4,486
Cancellation of shares for payment of withholding tax	(163)	—	(286)	—	(286)
ESPP shares issued	5	—	5	—	5
Issuance of Common Stock, Warrants, and Pre-Funded Warrants in connection with common stock offerings, net of issuance costs	6,962	8	9,831	—	9,839
Issuance of Common Stock for Pre-Funded Warrants Exercise	844	1	(1)	—	—
Net loss	—	—	—	(48,697)	(48,697)
BALANCE, December 31, 2024	17,673	18	395,383	(354,645)	40,756
Non-cash compensation recognized on stock options and ESPP	—	—	20	—	20
Restricted stock grants, net of cancellations	3,227	3	3,587	—	3,590
Cancellation of shares for payment of withholding tax	(668)	(1)	(568)	—	(569)
ESPP shares issued	3	—	2	—	2
Issuance of Common stock and warrants in connection with common stock offering, net of issuance costs	5,563	6	3,349	(2)	3,353
Debt discount for warrants issued	—	—	565	—	565
Deemed dividend	—	—	769	(769)	—
Net loss	—	—	—	(29,327)	(29,327)
BALANCE, December 31, 2025	25,798	26	403,107	(384,743)	18,390

See accompanying notes to the consolidated financial statements.

SMITH MICRO SOFTWARE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Year Ended December 31, | |
	2025	2024
Operating activities:		
Net loss	$ (29,327)	$ (48,697)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	5,399	6,300
Goodwill impairment	11,052	23,989
Non-cash lease expense	13	(304)
Change in fair value of warrant liabilities	(179)	(372)
Amortization of debt discount and financing issuance costs	239	—
Stock based compensation	3,609	4,503
Gain on sale of ViewSpot, net	(1,287)	—
Deferred income taxes	(128)	(40)
Gain on license of patents, net	—	(198)
Changes in operating accounts:		
Accounts receivable	3,905	2,191
Prepaid expenses and other assets	247	361
Accounts payable, accrued, and other liabilities	(736)	(2,028)
Net cash used in operating activities	(7,193)	(14,295)
Investing activities:		
Capital expenditures, net	(88)	(20)
Proceeds from sale of ViewSpot, net	1,287	—
Proceeds from license of patents, net	—	198
Net cash provided by investing activities	1,199	178
Financing activities:		
Issuance of Common Stock and warrants in connection with common stock offering, net of issuance costs	3,352	9,839
Issuance of Notes payable and warrants	1,333	—
Proceeds from financing arrangements	933	1,043
Repayments of financing arrangements	(940)	(1,087)
Other financing activities	2	5
Net cash provided by financing activities	4,680	9,800
Net decrease in cash and cash equivalents	(1,314)	(4,317)
Cash and cash equivalents, beginning of period	2,808	7,125
Cash and cash equivalents, end of period	$ 1,494	$ 2,808
Supplemental disclosure of non-cash financing activities:		
Deemed dividend	$ 769	$ —

See accompanying notes to the consolidated financial statements.

SMITH MICRO SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

The Company

Smith Micro Software, Inc. ("Smith Micro" or "the Company") develops software to simplify and enhance the mobile experience, providing solutions to some of the leading wireless service providers around the world. From enabling the family digital lifestyle to providing powerful voice messaging capabilities, the Company strives to enrich today's connected lifestyles while creating new opportunities to engage consumers via smartphones and consumer Internet of Things ("IoT") devices. Smith Micro's portfolio includes family safety software solutions to support families in the digital age and a wide range of products for creating, sharing, and monetizing rich content, such as visual voice messaging. We provided retail content display optimization and performance analytics until the sale of our ViewSpot product in June 2025.

Smith Micro's solution portfolio is comprised of proven products that enable its customers to provide:

- In-demand digital services that connect today's digital lifestyle, including family location services, parental controls, and consumer IoT devices to mobile consumers worldwide;
- Easy visual access to voice messages on mobile devices through visual voicemail and voice-to-text transcription functionality

On June 3, 2025, the Company divested its ViewSpot product for total consideration of $1.3 million, of which $1.0 million was paid on the closing date, with the remaining amounts paid in two installments, the first of which was collected on July 1, 2025, and the final balance was collected on October 1, 2025.

On April 3, 2024, the Company filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a one-for-eight (1:8) reverse stock split of the shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), with an effective time of 11:59 p.m., Eastern Time on April 10, 2024 (the "Reverse Stock Split"). At the effective time, every eight shares of common stock, whether issued and outstanding or held by the Company as treasury stock were automatically combined and converted (without any further act) into one share of fully paid and nonassessable common stock, with any fractional shares resulting from the Reverse Stock Split rounded up to the nearest whole share. The number of outstanding shares of common stock was reduced from approximately 76.8 million shares to approximately 9.6 million shares due to the Reverse Stock Split.

The Reverse Stock Split did not change the Company's authorized shares of common stock from 100,000,000 shares or the par value of the common stock, and, therefore, the Company reclassified an amount equal to the reduction in the number of shares of common stock at par value to additional paid-in-capital. Proportionate adjustments were made to the per share exercise price and/or the number of shares issuable upon the exercise of stock options and the settlement of restricted stock awards and the number of shares authorized and reserved for issuance pursuant to the Company's equity incentive plans (see Note 11). Additionally, there were adjustments to the per share exercise price and the number of shares issuable upon exercise of warrants (see Note 5).

All share and per share amounts for common stock (including share amounts underlying convertible securities and the applicable exercise prices of such convertible securities) in these consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to the Reverse Stock Split, including reclassifying an amount equal to the reduction in the number of shares of common stock at par value to additional paid-in capital.

Basis of Presentation

The accompanying consolidated financial statements reflect the operating results and financial position of Smith Micro and its wholly owned subsidiaries in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All intercompany amounts have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Foreign Currency Transactions

During 2025 and 2024, the Company had a subsidiary or branch office in Serbia, Sweden, Portugal, and Slovakia. The functional currency for all of these foreign entities is the U.S. dollar in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 830. Foreign currency transactions that increase or decrease expected functional currency cash flows is a foreign currency transaction gain or loss that are included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later) realized upon settlement of a foreign currency transaction is included in determining net income for the period in which the transaction is settled.

Business Combinations and Exit or Restructuring Costs

The Company applies the provisions of FASB ASC Topic No. 805, *Business Combinations*, in the accounting for its acquisitions, which requires recognition of the assets acquired and the liabilities assumed at their acquisition date fair values, separately from goodwill. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the tangible and identifiable intangible assets acquired and liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period that exists up to twelve months from the acquisition date, the Company may record adjustments to the tangible and specifically identifiable intangible assets acquired and liabilities assumed with a corresponding adjustment to goodwill in the reporting period in which the adjusted amounts are determined. Upon the conclusion of the measurement period or final determination of the values of assets acquired and liabilities assumed, whichever comes first, the impact of any subsequent adjustments is included in the consolidated statements of operations.

Costs to exit or restructure certain activities of an acquired company or the Company's internal operations are accounted for as a one-time termination and exit cost pursuant to FASB ASC Topic No. 420, *Exit or Disposal Cost Obligations*, and are accounted for separately from the business combination. A liability for costs associated with an exit or disposal activity is recognized and measured at its fair value in the Company's consolidated statement of operations in the period in which the liability is incurred.

Uncertain income tax positions and tax-related valuation allowances that are acquired in connection with a business combination are initially estimated as of the acquisition date. The Company reevaluates these items quarterly based upon facts and circumstances that existed as of the acquisition date, with any adjustments to the preliminary estimates being recorded to goodwill if such adjustments occur within the 12-month measurement period. Subsequent to the end of the measurement period or the Company's final determination of the value of the tax allowance or contingency, whichever comes first, changes to these uncertain tax positions and tax-related valuation allowances will affect the provision for income taxes in the consolidated statement of operations and could have a material impact on results of operations and financial position.

Cash and Cash Equivalents

Cash and cash equivalents generally consist of cash and money market funds. The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturities of these instruments.

Accounts Receivable and Allowance for Credit Losses

Smith Micro sells its products worldwide. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history, the customer's current credit worthiness and various other factors, as determined by review of their current credit information. The Company continuously monitors collections and payments from its customers. The Company estimates credit losses and maintains an allowance based upon these estimates. While such credit losses have historically been within its estimated reserves, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If not, this could have an adverse effect on Smith Micro's consolidated financial statements.

Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, generally ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

Internal Software Development Costs

Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, designing, coding, and testing has been completed according to design specifications. After technological feasibility is established, any additional costs are capitalized. Through December 31, 2025, software has been substantially completed concurrently with the establishment of technological feasibility; accordingly, no costs have been capitalized to date.

Impairment or Disposal of Long-Lived Assets

Long-lived assets to be held are reviewed for events or changes in circumstances which indicate their carrying value may not be recoverable. They are tested for recoverability using undiscounted cash flows to determine whether or not impairment to such value has occurred.

Intangible Assets

The Company has no indefinite-lived intangible assets. Amortization expense related to the Company's definite-lived intangible assets resulting from acquisitions is calculated based on the pattern of economic benefit expected to be generated from the use of that asset and reassessed as determined necessary. Intangible assets are tested for impairment if events or circumstances occur indicating that the respective asset might be impaired.

Warrants

The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic No. 480, *Distinguishing Liabilities from Equity,* and FASB ASC Topic No. 815, *Derivatives and Hedging*. Warrant liabilities are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in the Statements of Operations as adjustments to fair value.

Going Concern

In connection with preparing its consolidated financial statements, management evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date that the financial statements are issued.

Revenue Recognition

In accordance with FASB ASC Topic No. 606, *Revenue from Contracts with Customers*, the Company recognizes the sale of goods and services based on the five-step analysis of transactions as provided in Topic 606, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods and services.

Smith Micro primarily sell its software solutions, cloud-based services and consulting services to major wireless network and cable operators. For all contracts with customers, the Company first identifies the contract which usually is established when a contract is fully executed by each party and consideration is expected to be received. Next, the Company identifies the performance obligations in the contract. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. The Company then determines the transaction price in the arrangement and allocates the transaction price, if necessary, to each performance obligation identified in the contract. The allocation of the transaction price to the performance obligations are based on the relative standalone selling prices for the goods and services contained in a particular performance obligation. The transaction price is adjusted for the Company's estimate of variable consideration. The Company evaluates the total amount of variable consideration expected to be earned by using the expected value method, as the Company believes this method represents the most appropriate estimate for this consideration, based on historical service trends, the individual contract considerations, and its best judgment at the time. The Company includes estimates of variable consideration in revenues only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company also generates the majority of its revenue on usage-based fees which are variable and depend entirely on customers' use of perpetual licenses, transactions processed on the Company's hosted environment, advertisement placements on the Company's service platform, and activity on the Company's cloud-based service platform.

Smith Micro grants certain software licenses to its customers on a royalty free, non-exclusive, non-transferable, limited use basis during the term of the agreement. In some instances, the Company performs integration services to ensure the software operates within its customer's operating platforms as well as the operating platforms of the mobile devices used by their end customers, before transferring the license. Revenue related to these services is recognized at a point in time upon acceptance of the licensed software by the customer. The Company also earns usage-based revenue on its platforms. The Company's contracts with the certain customers may include promises to transfer multiple products and services. Smith Micro's cloud-based service includes a software solution license integrated with cloud-based services. Judgment is required to determine whether the software license is considered distinct and accounted for separately, or not distinct and accounted for together with the cloud service and recognized over time. Smith Micro does not allow its customers to take possession of the software solution, and since the utility of the license comes from the cloud-based services that are provided, the Company considers the software license and the cloud-based services to be a single performance obligation. Usage based revenue is generated based on licenses used by Smith Micro's customer's active subscribers' access and usage of Smith Micro's software licenses and cloud-based services on Smith Micro's platforms, the provision of hosting services, and revenue share based on media placements on Smith Micro's platform. Smith Micro recognizes usage-based revenue when the Company has completed its performance obligation and has the right to invoice the customer. This revenue is generally recognized monthly or quarterly. Finally, the Company ratably recognizes usage-based revenue over the contract period when customers pay in advance of service delivery.
 Smith Micro also provides consulting services to develop customer-specified functionality that are generally not on its software development roadmap. The Company recognizes revenue from its consulting services upon delivery and acceptance by the customer of its software enhancements and upgrades. For certain customers the Company provides maintenance and technology support services for which the customer either pays upfront or as the Company provides the services. When the customer pays upfront, the payments are recorded as contract liabilities and revenue is recognized ratably over the contract period as this is the Company's stand ready performance obligation that is satisfied ratably over the maintenance and technology services period.

The Company received upfront payments from customers from services to be provided under its ViewSpot contracts. Those advance receipts were deferred and subsequently recognized ratably over the contract period. Smith Micro also provided consulting services to configure new devices or ad hoc targeted promotional content for its customers upon request. These requests were driven by customers' marketing initiatives and tended to be short term "bursts" of activity. These revenues were recognized upon delivery of the configured promotional content to the cloud platform or upon certification of the new device. On June 3, 2025, the Company sold its ViewSpot product for total consideration of $1.3 million.

Smith Micro has made accounting policy elections to exclude all taxes by governmental authorities from the measurement of the transaction price, and since the Company's standard payment terms are less than one year, the Company has elected the practical expedient not to assess whether a contract has a significant financing component.

Principal and Agent Considerations

Smith Micro owns the Intellectual Property and retains ownership when the Company licenses its customized software solutions for use by its customers. The Company is a principal in these transactions and as such revenue is recognized with respect thereto on a gross basis.

Stock-Based Compensation

The Company accounts for all stock-based payment awards made to employees and directors based on their fair values and recognizes such awards as compensation expense over the vesting period using the straight-line method over the requisite service period for each award as required by FASB ASC Topic No. 718, *Compensation-Stock Compensation*.

Income Taxes

The Company accounts for income taxes as required by FASB ASC Topic No. 740, *Income Taxes*. This Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Topic also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Topic requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. In addition, the Topic permits an entity to recognize interest and penalties related to tax uncertainties either as income tax expense or operating expenses. The Company has chosen to recognize interest and penalties related to tax uncertainties as income tax expense.

The Company assesses whether a valuation allowance should be recorded against its deferred tax assets based on the consideration of all available evidence, using a "more likely than not" realization standard. The four sources of taxable income that must be considered in determining whether deferred tax assets will be realized are: (1) future reversals of existing taxable temporary differences (i.e., offset of gross deferred tax liabilities against gross deferred tax assets); (2) taxable income in prior carryback years, if carryback is permitted under the applicable tax law; (3) tax planning strategies; and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") *2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures*. The amendments in this update are intended to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. The improved disclosure requirements apply to all public entities that are required to report segment information, including those with only reportable segment. In addition to the current requirements, the amendments require all segment profit or loss and asset disclosures to be provided on an annual and interim basis. The amendments are effective for fiscal years beginning after December 15, 2023 and will be effective for interim reporting periods beginning after December 15, 2024. The Company adopted ASU 2023-07 with no material effect on its consolidated financial statements other than the additional disclosure requirements, which are included in Note 15.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which provides for improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance is effective for fiscal years beginning after December 15, 2024, and the adoption of this standard did not have a significant impact on the Company's consolidated financial statements other than adding new disclosures, which are included in Note 8.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*, which is intended to improve the decision-usefulness of expense information on public companies' income through disaggregation of relevant expense captions in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this ASU on the consolidated financial statements and related disclosures.

In *September 2025,* the FASB issued ASU *2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. The amendments in this update make targeted improvements to increase the operability of the recognition guidance considering different software development methods. The amendments in this update will be effective for annual and interim reporting periods beginning after December

15, 2027, with early adoption permitted. The Company is evaluating the impact of this ASU on the consolidated financial statements and related disclosures.

2. Going Concern

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In connection with preparing consolidated financial statements for the year ended December 31, 2025, certain conditions in the Company's evaluation, considered in the aggregate, have raised substantial doubt about the Company's ability to continue as a going concern within one year from the date that the financial statements are issued, which has not been alleviated. The evaluation considered the Company's financial condition, including its liquidity sources, funds necessary to maintain the Company's operations considering the current financial condition, obligations, and other expected cash flows, and negative financial trends of recurring operating losses and negative cash flows.

The Company has continuing operations and is generating revenues in the normal course, however the Company is dependent, to an extent, on the timing of subscriber and revenue growth for its products and the related cash generation from that growth and/or the ability to obtain the necessary capital to meet its obligations and fund its working capital requirements to maintain normal business operations. Management believes that the actions presently being taken to implement the Company's business plan to expand subscriber growth, to acquire new customers, and to expand its offerings to existing customers to generate increased revenues, and, if necessary, to raise additional capital will support the Company's operations; as such the financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern. The Company believes, based on its history of being able to complete debt and equity financings, that it would be able to raise additional funds as necessary, through public or private equity offerings, including by filing one or more registration statements, through debt financings, or from a combination of these funding sources. However, it may not be able to secure such incremental capital in a timely manner or on favorable terms, if at all. To preserve liquidity, the Company may also take one or more of the following additional actions:

- Implement additional restructuring and cost reductions,

- Secure a revolving line of credit, if available,

- Dispose of one or more product lines, and/or

- Sell or license intellectual property.

While management believes that the Company's plans for growing revenue and the other potential actions available to it would alleviate the conditions that raise substantial doubt, these strategies are not entirely within the Company's control and cannot be assessed as being probable of occurring.

3. Equipment and Improvements

Equipment and improvements consist of the following (in thousands):

	December 31,	
	2025	2024
Computer hardware, software, and equipment	$ 5,448	$ 6,624
Leasehold improvements	1,436	1,440
Office furniture and fixtures	810	810
	7,694	8,874
Less accumulated depreciation and amortization	(7,363)	(8,336)
Equipment and improvements, net	$ 331	$ 538

Depreciation and amortization expense on equipment and improvements was $0.3 million and $0.4 million for each of the years ended December 31, 2025 and 2024, respectively.

4. Goodwill and Intangible Assets

Goodwill

The carrying amount of goodwill and the impairment losses are as follows (in thousands):

	Goodwill
December 31, 2023	$ 35,041
Impairment losses	(23,989)
December 31, 2024	11,052
Impairment losses	(11,052)
December 31, 2025	$ —

In accordance with FASB ASC Topic *No. 350, Intangibles-Goodwill and Other*, Smith Micro reviews the recoverability of the carrying value of the Company's single reporting unit goodwill at least annually or whenever events or circumstances indicate a potential impairment. The annual impairment testing date is December 31 of each year. Recoverability of goodwill is determined by comparing the estimated fair value of the reporting unit to the carrying value of the underlying net assets in the reporting unit. If the estimated fair value of a reporting unit is determined to be less than the carrying value, goodwill is deemed impaired, and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the fair value.

During the three months ended March 31, 2024, the Company performed an interim quantitative impairment test on its goodwill as of February 29, 2024 and as a result of this interim assessment, the Company recorded a goodwill impairment charge totaling $24 million. The fair value of the reporting unit was determined based on a combination of the income approach using estimated discounted cash flows and a market-based valuation methodology utilizing market multiples. The assessment utilized Level 3 inputs including estimates of revenue growth, EBITDA contribution and discount rates.

In connection with the preparation of its quarterly financial statements for the second quarter of 2025, the Company assessed changes in circumstances to determine whether it was more likely than not that the fair value of its single reporting unit was below its carrying amount. While there was no single determinative event or factor, considerations including recent financial performance compared to expected forecasts, trends in stock valuation, pricing of the most recent equity raise, and the receipt of the Nasdaq minimum bid price requirement notice on June 24, 2025 led the Company to conclude that when considering the events and factors in totality it was necessary to perform an interim quantitative valuation assessment. The fair value of the reporting unit was determined based on a combination of the income approach using estimated discounted cash flows and a market-based valuation methodology utilizing market multiples. The assessment utilized Level 3 inputs including estimates of revenue growth, EBITDA contribution and discount rates. Based on the results of the assessment, a full goodwill impairment charge of $11.1 million was recorded.

Intangible Assets

The following table sets forth the Company's acquired intangible assets by major asset class as of December 31, 2025 and 2024, respectively (in thousands, except for useful life data):

	December 31, 2025			
	Weighted Average Remaining Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	3	$ 11,076	$ (7,945)	$ 3,131
Customer relationships	9	24,573	(11,000)	13,573
Customer contracts	—	7,000	(6,895)	105
Software license	4	5,419	(3,843)	1,576
Patents	2	600	(493)	107
Total		$ 48,668	$ (30,176)	$ 18,492

	December 31, 2024			
	Weighted Average Remaining Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	4	$ 13,330	$ (8,762)	$ 4,568
Customer relationships	9	27,548	(11,280)	16,268
Customer contracts	—	7,000	(6,725)	275
Software license	4	5,419	(3,126)	2,293
Patents	2	600	(407)	193
Total		$ 53,897	$ (30,300)	$ 23,597

The Company recorded amortization expense of $5.1 million and $5.9 million on intangible assets for the years ended December 31, 2025 and 2024, respectively.

Future amortization expense related to intangible assets as of December 31, 2025 is as follows (in thousands):

Year Ended December 31,	
2026	$ 4,709
2027	3,834
2028	2,790
2029	2,095
2030 and thereafter	5,064
Total	$ 18,492

5. Equity Transactions

Minimum Bid Price Requirement and Reverse Stock Split

On December 27, 2023, the Company received a notice from the Nasdaq Stock Market ("Nasdaq") that the Company was not in compliance with the $1.00 minimum bid price requirement for continued listing, as set forth in Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement"), as the closing bid price of the Company's Common Stock had been below $1.00 per share for more than thirty (30) consecutive business days as of the date of that notice. The Company undertook a one-for-eight (1:8) reverse stock split (the "Reverse Stock Split"), which became effective April 10, 2024 at 11:59 pm Eastern time, to enable the Company to regain compliance with the Minimum Bid Price Requirement. On April 29, 2024, the Company received notice from Nasdaq that it had regained compliance with the Minimum Bid Price Requirement, and the matter is now closed.

On November 26, 2024, the Company received a notice from Nasdaq that the Company's Common Stock did not meet the $1.00 minimum bid price requirement pursuant to the Minimum Bid Price Requirement, and in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided an initial compliance period of 180 calendar days, or until May 26, 2025, to regain compliance with the Minimum Bid Price Requirement. On January 8, 2025, the Company received written notification from Nasdaq indicating that the Company's Common Stock had a closing price at or greater than $1.00 per share for the last 10 consecutive business days, from December 23, 2024 to January 7, 2025, and that, as a result, the Company has regained compliance with the Minimum Bid Price Requirement and the matter is now closed.

On June 23, 2025, Smith Micro Software, Inc. (the "Company") received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market ("Nasdaq") advising that the Company was not in compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement") as a result of the closing bid price of the Company's common stock ("Common Stock") having been below $1.00 for thirty consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted a period of 180 calendar days from the notification date, or until December 22, 2025, to regain compliance with the Minimum Bid Price Requirement.

On December 23, 2025, the Company received a written notice from Nasdaq (the "December Notice") granting an additional 180 days, or until June 22, 2026, to regain compliance with the Minimum Bid Price Requirement. If at any time before June 22, 2026, the closing bid price of the Company's Common Stock is at least $1.00 per share for a minimum of ten consecutive business days, unless Nasdaq exercises its discretion to extend this ten-day period, Nasdaq will provide written confirmation stating that the Company has achieved compliance with the Minimum Bid Price Requirement.

The December Notice has no immediate effect on the continued listing status of the Company's Common Stock on The Nasdaq Capital Market, and the Company's listing remains fully effective.

The Company intends to monitor the closing bid price of its Common Stock and assess its available options in order to regain compliance with the Minimum Bid Price Requirement and continue listing on The Nasdaq Capital Market, including by effecting a reverse stock split, if necessary. There can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement or will otherwise be in compliance with the other Nasdaq listing requirements.

May 2024 Registered Direct Offering & Private Placement

On May 10, 2024, the Company entered into a securities purchase agreement with certain institutional and accredited investors relating to the registered direct offering and sale of an aggregate of 1,065,000 shares of the Company's Common Stock at an offering price of $2.15 per share of Common Stock and pre-funded warrants ("Pre-Funded Warrants") to purchase up to 845,000 shares of Common Stock (the "Registered Direct Offering"). The Pre-Funded Warrants were purchased at a price of $2.149 per underlying share and had an exercise price of $0.001 per share and could be exercised at any time after their original issuance until such Pre-Funded Warrants were exercised in full. The shares of Common Stock and Pre-Funded Warrants (including the shares of Common Stock underlying the warrants) were offered by the Company pursuant to a prospectus supplement dated May 10, 2024, and accompanying prospectus dated May 12, 2022, in connection with a takedown from the Company's shelf registration statement on Form S-3 (File No. 333-264667), which was declared effective by the SEC on May 12, 2022.

In a private placement on May 14, 2024, concurrent with the Registered Direct Offering, the Company also sold to the Purchasers unregistered warrants (the "Common Warrants") to purchase up to an aggregate of 1,910,000 shares of Common Stock (the "Private Placement"). Each unregistered Common Warrant has an exercise price of $2.34 per share, is exercisable at any time beginning November 14, 2024 and will expire November 14, 2029. Both the Registered Direct Offering and the Private Placement closed on May 14, 2024.

Roth Capital Partners, LLC ("Roth") acted as the exclusive placement agent for the Registered Direct Offering and the Private Placement pursuant to a placement agency agreement (the "Placement Agency Agreement") dated May 10, 2024, by and between the Company and Roth, and a related engagement letter with Roth. Pursuant to the Placement Agency Agreement, on May 14, 2024 the Company issued to Roth warrants to purchase up to 133,700 shares of Common Stock (the "Placement Agent Warrants"), which represented 7.0% of the aggregate number of shares of Common Stock and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants are exercisable at any time beginning November 14, 2024, have an exercise price equal to $2.86, and expire November 16, 2026.

The shares of Common Stock underlying the Common Warrants and the Placement Agent Warrants (collectively referred to herein as the "Warrants") were registered on a registration statement on Form S-1 (File No. 333-280542) filed with the SEC on June 27, 2024, which was declared effective by the SEC on July 10, 2024. Shares of Common Stock issued by the Company upon exercise of the Warrants may be resold by the holders pursuant to the prospectus dated July 11, 2024. The filings made by the Company in connection with the potential resale of the Common Stock underlying the Warrants were filed within the time period agreed by the parties in the Purchase Agreement.

The net cash proceeds to the Company, after deducting offering related expenses was $3.4 million. The Pre-Funded Warrants, Common Warrants, and Placement Agent Warrants were all assessed and recorded as equity instruments.

In 2024, all 845,000 Pre-Funded Warrants from the May Registered Direct Offering and Private Placement were exercised on a cashless basis resulting in the issuance of 844,061 shares of Common Stock. No other warrants were exercised during the year ended December 31, 2025.

October 2024 Registered Direct Offering and Private Placement

On October 3, 2024, the Company announced its completion of two securities offerings raising aggregate gross proceeds of $6.9 million: a registered direct offering of 3,321,881 registered shares of Common Stock and concurrent private placement of unregistered warrants exercisable for an equal number of shares of Common Stock (collectively, the "October 2024 RDO") for gross proceeds of approximately $3.9 million, including $0.2 million from a related party, and an unregistered private placement transaction of 2,575,107 shares of Common Stock and warrants exercisable for an equal number of shares of Common Stock with William W. Smith Jr., the Company's Chief Executive Officer, a related party, who participated in the private placement through a trust for which he serves as co-trustee (the "October 2024 Private Placement"), for gross proceeds of approximately $3.0 million. Both offerings were approved by an independent special committee of the Company's Board of Directors and were priced based on the market value of the offered securities, at a purchase price of $1.165 per share of Common Stock with a warrant exercise price of $1.04 per share of Common Stock. Each of the warrants issued in the October 2024 offerings was initially exercisable at any time beginning six months following its original issuance and expires five and one-half years from the initial issuance of the warrant. In January 2025, at the request of certain holders of the warrants issued in the October 2024 RDO, the Company provided all of the October 2024 RDO warrant holders the opportunity to amend their warrants to adjust the start of the warrant exercise period to January 9, 2025, and as a result a portion of the warrants issued in connection with the October 2024 RDO were so amended. No other terms were changed as a result of that amendment to certain of the warrants.

In addition, concurrent with the offerings, the Company issued to Roth a warrant to purchase up to 20,000 shares of the Company's Common Stock (the "Roth Warrant"), which has substantially the same terms as the warrants issued in the registered offering, except that the Roth Warrant has an exercise price of $1.46 per share of Common Stock and will expire two-and-a-half years from the effective date of the October registered offering.

On October 21, 2024, the Company filed a definitive proxy statement for a Special Meeting of Stockholders to approve the issuance of the number of shares of the Company's Common Stock that would cause William W. Smith, Jr. to beneficially own twenty percent or more of the Company, through the exercise of the warrants purchased in the unregistered private placement transaction. The shareholders approved this proposal on December 10, 2024.

On October 28, 2024, the Company filed a registration statement with the SEC (File No. 333-282858) registering the resale of the shares of stock issued in the October 2024 Private Placement and the shares of common stock issuable upon exercise of the warrants issued in the October 2024 RDO and the October 2024 Private Placement. This registration statement was declared effective by the SEC on November 8, 2024.

The net cash proceeds to the Company from both offerings, after deducting offering related expenses, was $6.6 million. All warrants associated with these transactions were assessed and recorded as equity instruments.

July 2025 Registered Direct Offering and Private Placement

On July 18, 2025, the Company announced the closing of a registered direct offering of 1,612,903 shares of Common Stock for $0.93 per share and concurrent private placement of unregistered warrants to purchase an equal number of shares of the Company's Common Stock with certain institutional and accredited investors, which resulted in gross proceeds to the Company of approximately $1.5 million, prior to offering fees and transaction expenses. The registered offering and concurrent private placement were approved by the Company's Board of Directors and a special Pricing Committee thereof. The warrants issued to the investors in the concurrent private placement had an initial exercise price of $1.20 per share, are immediately exercisable, expire five years after issuance, and contain a "full-ratchet" anti-dilution adjustment, such that the exercise price will be adjusted if the Company issues shares of Common Stock (or Common Stock equivalents) at a price below the exercise price of the warrant. The number of shares issuable upon exercise of such shares will then be proportionately adjusted. Additionally, in the event of a reverse stock split, the exercise price of each warrant is subject to adjustment (along with a proportionate adjustment in the number of shares) if the market price of the Common Stock is less than the exercise price of the Common Warrant (after giving effect to the split) during a period before and after the effective date of the reverse split. However, pursuant to the securities purchase agreement between the company and the investors relating to the registered offering and concurrent private placement dated July 17, 2025, an investor's right to exercise the warrants, and the Company's ability to issue shares upon exercise, is subject to certain limitations set forth in the purchase agreement pursuant to which the warrants were issued, including a limit on the number of shares that may be issued until the time, if any, that the Company's stockholders have approved the issuance of more than 19.9% of the Company's outstanding shares of common stock pursuant to the registered offering and concurrent private placement in accordance with Nasdaq listing standards. The Company obtained stockholder approval of these matters at a meeting held on October 16, 2025.

The net cash proceeds to the Company from the offering, after deducting offering related expenses was $1.0 million. All warrants associated with the transaction were assessed and recorded as equity instruments.

November 2025 Registered Direct Offering and Private Placement Transaction

Securities Purchase Agreement- Registered Direct Offering:

On November 5, 2025, the Company entered into a securities purchase agreement relating to the registered direct offering and sale of an aggregate of 1,714,373 shares of the Company's Common Stock for $0.6708 per share of Common Stock. Pursuant to the purchase agreement, in a concurrent private placement, the Company also agreed to sell to the purchasers unregistered common warrants to purchase up to an aggregate of 1,714,373 shares of Common Stock. Each unregistered common warrant has an exercise price of $0.6708 per share, is exercisable at any time beginning six months following their original issuance and will expire five years from the initial exercise date.

Roth Capital Partners, LLC (the "Placement Agent") acted as the exclusive placement agent for the Offering and the concurrent private placement of Common Warrants pursuant to a placement agency agreement (the "Placement Agency Agreement") dated November 5, 2025, by and between the Company and the Placement Agent. The gross proceeds to the Company from the completed Offering was approximately $1.15 million, before deducting offering expenses payable by the Company.

Securities Purchase Agreement- Private Placement Transaction:

On November 5, 2025, the Company separately entered into a second securities purchase agreement with a trust for which the Company's Chief Executive Officer serves as co-trustee relating to a private placement transaction and sale of 2,236,136 unregistered shares of the Company's Common Stock at an offering price of $0.6708 per share of Common Stock and unregistered warrants to purchase up to an aggregate of 2,236,136 shares of Common Stock. Each of these unregistered private placement common warrants has an exercise price of $0.6708 per share, is exercisable following receipt of stockholder approval of the same and will expire five years from the initial exercise date. The gross proceeds to the Company from the completed Private Placement was approximately $1.5 million, before deducting offering expenses payable by the Company.

The closing of the November 2025 registered direct offering and private placement transaction occurred on or about November 6, 2025.

On December 4, 2025 the Company filed a registration statement with the SEC registering for resale the shares issuable upon exercise of the shares issued in the November 2025 private placement transaction and the warrants issued in connection with the November 2025 registered direct offering and private placement transaction, which registration statement was declared effective by the SEC on December 12, 2025.

Pursuant to the Placement Agency Agreement, the Company agreed to pay to Roth a cash fee equivalent to 6.0% of the gross proceeds raised in the November 2025 registered direct offering, excluding amounts invested by certain individuals or entities mutually agreed upon by the Company and Roth. The Company also reimbursed Roth's expenses of up to $125,000, upon the closing of the November 2025 registered direct offering.

Warrants

The Company's outstanding Common Stock warrants are a combination of equity and liability classified. As of December 31, 2025 and December 31, 2024, the Company had 16,868,306 and 8,382,048 warrants outstanding, each having the right to purchase one share of the Company's Common Stock at a weighted average exercise prices of $1.21 and $1.41, respectively, and expire at various dates through May 2031.

6. Debt and Warrants Transactions

Note Purchase Agreements

September 11, 2025 Note Purchase Agreements:

Effective September 11, 2025, the Company entered into note purchase agreements (the "September 11, 2025 Note Agreements") with the Smith Living Trust, for which William W. Smith, Jr., the Company's Chairman, President and Chief Executive Officer, and his wife, Dieva L. Smith, serve as co-trustees ("Smith") and with Timothy C. Huffmyer, the Company's Chief Operating Officer and Chief Financial Officer ("Huffmyer"). Pursuant to the September 11, 2025 Note Agreements, Smith agreed to loan to the Company an amount not to exceed approximately $0.7 million and Huffmyer agreed to loan to the Company an amount not to exceed $0.1 million, in each case in return for one or more secured promissory notes (the "September 11, 2025 Notes") and accompanying unregistered common stock purchase warrants. The September 11, 2025 Notes are secured by the Company's accounts receivable and certain other assets, bear interest at a rate of 15% per annum, and are due on or before March 31, 2026, unless otherwise mutually agreed to by the parties. The transactions were approved by an independent committee of the Company's Board of Directors and the Company's Audit Committee.

Each September 11, 2025 Note was accompanied by the issuance by the Company of an unregistered warrant (each, "September 11, 2025 Warrant") to purchase up to a number of shares of the Company's Common Stock equal to the principal amount of such September 11, 2025 Note divided by the Market Price (as defined under Nasdaq regulations) of the Company's Common Stock on the date of issuance of the note (the "September 11, 2025 Warrant Shares"). The Company received an amount equal to $0.125 per September 11, 2025 Warrant Share for each September 11, 2025 Warrant issued. Each September 11, 2025 Warrant is exercisable at any time beginning six months following its original issuance, will expire five years from the initial exercise date and has an exercise price equal to the greater of the Market Price on the date of the September 11, 2025 Note Agreement or on the date of issuance of the warrant. The September 11, 2025 Warrants contain a "full-ratchet" anti-dilution adjustment, such that the exercise price will be adjusted if the Company issues Common Stock (or Common Stock equivalents) at a price below the exercise price of such warrants. The number of shares issuable upon exercise of the September 11, 2025 Warrants will then be proportionately adjusted. Additionally, in the event of a reverse stock split, the exercise price of each September 11, 2025 Warrant is subject to adjustment (along with a proportionate adjustment in the number of shares) if the market price of the Common Stock is less than the exercise price of the September 11, 2025 Warrants (after giving effect to the split) during a period before and after the effective date of the reverse split. However, no adjustment to the exercise price (or proportional adjustment to the number of shares) will be made under the "full-ratchet" adjustment or the anti-dilution adjustment, unless and until the Company has received approval from the Company's stockholders in accordance with Nasdaq Listing Rule 5635.

The Company and Smith completed an initial closing of the transactions contemplated by the September 11, 2025 Note Agreements on September 11, 2025, and the Company completed subsequent closings with each of Smith and Huffmyer on September 17, 2025. The gross proceeds to the Company from the closings with Smith totals approximately $0.8 million (comprised of approximately $0.7 million as a loan and approximately $0.1 million for the purchase of the accompanying September 11, 2025 Warrants) and the gross proceeds to the Company from the closing with Huffmyer totals approximately $0.1 million (comprised of approximately $85 thousand as a loan and approximately $15 thousand for the purchase of the accompanying September 11, 2025 Warrants), in each case, before deducting transaction expenses payable by the Company. Pursuant to the September 11, 2025 Note Agreements, the Company agreed to file a registration statement with the SEC registering the September 11, 2025 Warrant Shares for resale.

September 29, 2025 Note Purchase Agreement:

On September 29, 2025, the Company entered into a note purchase agreement (the "September 29, 2025 Note Agreement") with certain accredited investors ("Purchasers"), pursuant to which the Purchasers agreed to provide loans in an aggregate amount of $0.4 million, of which $0.3 million was received and recorded on September 30, 2025, and the remaining $0.1 million was received by October 2, 2025 and recorded in the fourth quarter, in each case, in return for a secured promissory note (collectively, the "September 29, 2025 Notes") and an accompanying unregistered common stock purchase warrant (collectively, the "September 29, 2025 Warrants"). The September 29, 2025 Notes have substantially the same terms as the September 11, 2025 Notes.

Each September 29, 2025 Note was accompanied by the issuance of a warrant to purchase up to a number of shares of the Company's Common Stock equal to the principal amount of such Note divided by the Market Price (as defined under Nasdaq regulations) of the Company's Common Stock on the date of issuance (the "September 29, 2025 Warrant Shares"). Each

September 29, 2025 Warrant is exercisable at any time beginning six months following its original issuance, will expire five years from the initial exercise date, and has an exercise price equal to the greater of $0.73 or the Market Price on the date of issuance of the warrant. The September 29, 2025 Warrants contain a "full-ratchet" anti-dilution adjustment, such that the exercise price will be adjusted if the Company issues Common Stock (or Common Stock equivalents) at a price below the exercise price of such warrants. The number of shares issuable upon exercise of the September 29, 2025 Warrants will then be proportionately adjusted. Additionally, in the event of a reverse stock split, the exercise price of each September 29, 2025 Warrant is subject to adjustment (along with a proportionate adjustment in the number of shares) if the market price of the Common Stock is less than the exercise price of the September 29, 2025 Warrants (after giving effect to the split) during a period before and after the effective date of the reverse split. However, no adjustment to the exercise price (or proportional adjustment to the number of shares) will be made under the "full-ratchet" adjustment or the anti-dilution adjustment, unless and until the Company has received approval from the Company's stockholders in accordance with Nasdaq Listing Rule 5635. Neither the September 29, 2025 Warrants nor the September 29, 2025 Warrant Shares have been registered under the Securities Act. Pursuant to the September 29, 2025 Note Agreement, the Company filed a registration statement with the SEC registering the September 29, 2025 Warrant Shares for resale, which was declared effective December 12, 2025.

The Company received total cash proceeds from the September 11, 2025 Note Purchase Agreements and the September 29, 2025 Note Purchase Agreement of approximately $1.2 million in the year ended December 31, 2025. Furthermore, the proceeds were allocated to the notes and their 1,512,934 equity-classified warrants on a relative fair value basis, resulting in a debt discount of approximately $0.4 million which is being amortized over the term of the agreements using the effective interest method. This resulted in an immaterial amount of amortization expense in the year ended December 31, 2025. The valuation of the equity-classified warrants was based on a Black-Scholes model at inception. The following assumptions were utilized in the Black-Scholes option pricing model for the year ended December 31, 2025: common stock market price of $0.72 to $0.73, risk-free interest rate of 3.6% to 3.7%, expected volatility of 88.7% to 89.8%, and expected term of 5.5 years. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of valuation. Expected volatility is based on the historical volatility over the expected remaining term of the warrants. The Company has no reason to believe future volatility over the expected remaining life of the warrants is likely to differ materially from historical volatility. Expected life is based on the term of the applicable warrants.

Deemed Dividends

In connection with the issuance of the September 11, 2025 Warrants with an exercise price of $0.73, pursuant to the full-ratchet anti-dilution provisions of the July 2025 Warrants, the exercise price of each of the July 2025 Warrants was adjusted from $1.20 to $0.73 and the aggregate number of warrant shares underlying the July 2025 Warrants increased from 1,612,903 to 2,651,348. As a result, the Company recorded a deemed dividend of $0.6 million and a reduction in income available to common shareholders in the Basic EPS calculation. In accordance with U.S. GAAP, the incremental fair value of the warrants resulting from the decrease in the exercise price and the increase in the number of warrant shares was measured using Black-Scholes valuation models at the time of the event. The following assumptions were utilized in the Black-Scholes option pricing model: common stock market price of $0.73, risk-free interest rate of 3.6%, expected volatility of 90.7%, and expected term of 4.85 years. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of valuation.

Further, in connection with the issuance of the November 5, 2025 Common Stock at $0.6708 and Warrants with an exercise price of $0.6708, the exercise price of each of the July 2025 Warrants was further adjusted from $0.73 to $0.6708 and the aggregate number of warrant shares underlying the July 2025 Warrants increased from 2,651,348 to 2,885,339. As a result, the Company recorded a deemed dividend of $0.1 million and a reduction in income available to common shareholders in the Basic EPS calculation. In accordance with U.S. GAAP, the incremental fair value of the warrants resulting from the decrease in the exercise price and the increase in the number of warrant shares was measured using Black-Scholes valuation models at the time of the event. The following assumptions were utilized in the Black-Scholes option pricing model: common stock market price of $0.66, risk-free interest rate of 3.8%, expected volatility of 93.6%, and expected term of 4.70 years.

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of valuation. Expected volatility is based on the historical volatility over the expected remaining term of the warrants. The Company has no reason to believe future volatility over the expected remaining life of the warrants is likely to differ materially from historical volatility. Expected life is based on the term of the applicable warrants.

The warrants underlying the September 11, 2025 Note Purchase Agreements and the September 29, 2025 Note Purchase Agreement are also subject to the same provisions, however, no adjustment to the exercise price (or proportional adjustment to the number of shares) shall be made unless and until the Company has received approval from the Company's stockholders in accordance with Nasdaq Listing Rule 5635.

Warrant Liabilities

On August 11, 2022, the Company issued warrants (the "Notes Warrants") to purchase Common Stock in conjunction with a senior secured convertible notes (the "Notes") and warrants offering (the "Notes and Warrants Offering"), at an initial fair value of $3.8 million. The Notes sold by the Company in the Notes and Warrants Offering were subsequently retired upon maturity at December 31, 2023. The exercise price of and number of shares underlying the Notes Warrants were immediately proportionately adjusted pursuant to the Reverse Stock Split to $26.80 and 279,851 shares, respectively, and on May 2, 2024, the exercise price for each of the Notes Warrants was further adjusted to $2.06 in accordance with their terms.

The Company issued additional warrants (the "Additional Warrants") to purchase Common Stock on August 12, 2022 in conjunction with a registered direct offering for the sale of shares of the Company's Common Stock and the Additional Warrants. The Additional Warrants do not reprice further beyond the immediate proportionate adjustments to the per share exercise price and number of shares issuable of $21.20 and 141,509 shares, respectively, that occurred upon and as a result of the Reverse Stock Split.

All changes in the fair value of the Notes Warrants and Additional Warrants liabilities are recognized in the Company's consolidated statements of operations until they are either exercised or expire. Since their issuance, none of the Notes Warrants or Additional Warrants have been exercised. The Notes Warrants and Additional Warrants are not traded in an active securities market and, as such, the estimated fair value is determined by using a Black-Scholes option pricing model which considers the likelihood of repricing adjustments and utilizes assumptions noted in the following table. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of valuation. Expected volatility is based on the historical volatility over the expected remaining term of the warrants. The Company has no reason to believe future volatility over the expected remaining life of the Notes Warrants and Additional Warrants is likely to differ materially from historical volatility. Expected life is based on the term of the applicable warrants. Below are the specific assumptions utilized:

	Notes Warrants		Additional Warrants	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Common stock market price	$ 0.54	$ 1.31	$ 0.54	$ 1.31
Risk-free interest rate	3.5%	4.2%	3.5%	4.3%
Expected dividend yield	—	—	—	—
Expected term (in years)	1.61	2.61	2.12	3.12
Expected volatility	119.9%	105.9%	116.0%	99.6%

7. Fair Value of Financial Instruments

The Company measures and discloses fair value measurements as required by FASB ASC Topic No. 820: *Fair Value Measurements and Disclosures*. Fair value is an exit price, representing the amount that would be received upon the sale of an asset or the amount that would be paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, the FASB establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

- Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents information about the financial liabilities that are measured at fair value on a recurring basis at December 31, 2025 and 2024 (in thousands):

Level 3		December 31, 2025		December 31, 2024
Notes Warrants	$	41	$	197
Additional Warrants		4		27
Total	$	45	$	224

The following table presents the changes in the fair value of Level 3 instruments for the years ended December 31, 2025 and 2024. (in thousands):

	Notes Warrants		Additional Warrants		Total	
Measurement at December 31, 2023	$	334	$	263	$	597
Change in Fair Value		(137)		(236)		(373)
Measurement at December 31, 2024		197		27		224
Change in Fair Value		(156)		(23)		(179)
Measurement at December 31, 2025	$	41	$	4	$	45

The carrying values for all other financial assets and liabilities approximated fair value for the years ended December 31, 2025 and 2024.

8. Income Taxes

Loss before (benefit) provision for income taxes was generated from the following sources (in thousands):

		Year Ended December 31,		
		2025		2024
Domestic	$	(29,161)	$	(48,791)
Foreign		(242)		81
Total loss before benefit for income taxes	$	(29,403)	$	(48,710)

A summary of the income (benefit) tax expense is as follows (in thousands):

		Year Ended December 31,		
		2025		2024
Current:				
Federal	$	—	$	—
State		13		(10)
Foreign		39		37
Total current		52		27
Deferred:				
Federal		(64)		(27)
State		(64)		(13)
Foreign		—		—
Total deferred		(128)		(40)
Total income tax benefit	$	(76)	$	(13)

A reconciliation of the (benefit) provision for income taxes to the amount of income tax expense that would result from applying the federal statutory rate to the loss before income taxes is as follows:

	December 31, 2025		December 31, 2024	
	Amount	Percentage	Amount	Percentage
Tax computed at the Federal statutory rate	$ (6,192)	21.00%	$ (10,229)	21.00%
State and local tax (net of FBOS)	(40)	0.14%	(18)	0.04%
Effect of cross-border tax laws	136	-0.46%	240	-0.49%
Tax Credits	—	0.00%	—	0.00%
Change in valuation allowance	4,655	-15.79%	9,050	-18.58%
Nontaxable or nondeductible items:				
Material Nondeductible items	—	0.00%	—	0.00%
Other items under 5% each	1,295	-4.39%	679	-1.39%
Worldwide changes in unrecognized tax benefits	—	0.00%	—	0.00%
Foreign tax effects	90	-0.31%	20	-0.04%
Other:				
Prior Year True-Up	(20)	0.07%	245	-0.50%
	$ (76)	0.26%	$ (13)	0.03%

The state and local income taxes which comprise the majority of the state and local income taxes, net of federal effect category are Oregon, Kansas, Missouri, Colorado, and then Pennsylvania.

The major components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Deferred income tax assets		
Net operating loss carry forwards	$ 52,759	$ 46,827
Intangibles	11,101	10,356
Research and development expenses	6,438	8,057
Credit carry forwards	2,478	2,478
Nondeductible accruals	235	294
163j limitation	105	89
Fixed assets	368	392
Equity-based compensation	91	111
Other	1,515	1,525
Valuation Allowance	(75,024)	(70,154)
Total deferred income tax assets - net	66	(23)
Deferred income tax liabilities		
Foreign intangibles	—	—
Unrealized gain/loss	(27)	(9)
ASC 842 Lease Accounting	37	(11)
Prepaid expenses	(77)	(85)
Total deferred income liabilities	(66)	(105)
Net deferred income tax assets/(liabilities)	$ —	$ (128)

The Company has federal and state net operating loss ("NOL") carryforwards of approximately $233.9 million and $192.2 million, respectively, at December 31, 2025, and federal and state NOL carryforwards of $207.3 million and $180.9 million at December 31, 2024, respectively, to reduce future cash payments for income taxes. The federal NOL carryforwards generated prior to 2018 will expire from 2031 and 2037 and state NOL carryforwards will expire through 2041. Federal NOL carryforwards generated in 2018 and thereafter have no expiration date.

The Company has federal tax credit carryforwards of approximately $2.5 million at both December 31, 2025 and December 31, 2024. The Company has state tax credit carryforwards of $0.7 million at both December 31, 2025 and December 31,

2024. These tax credits will begin to expire in 2028. To the extent that an ownership change has occurred under Internal Revenue Code Sections 382 and 383, the Company's use of its loss carryforwards and credit carryforwards to offset future taxable income may be limited. No ownership changes have occurred as of December 31, 2025.

At December 31, 2025 and 2024, the Company had unrecognized tax benefits, including interest and penalties, of approximately $0.4 million, with no changes in those balances.

We account for income taxes as required FASB ASC Topic No. 740, *Income Taxes.* This Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Topic also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Topic requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. In addition, the Topic permits an entity to recognize interest and penalties related to tax uncertainties either as income tax expense or operating expenses. The Company has chosen to recognize interest and penalties related to tax uncertainties as income tax expense.

In assessing whether a valuation allowance is required, significant weight is to be given to evidence that can be objectively verified. A significant factor in the Company's assessment is that the Company has been in a three-year historical cumulative loss as of the end of fiscal 2025. In addition, the Company was also in a loss for the year ending December 31, 2023 as well as for the year ending December 31, 2024. These facts, combined with uncertain near-term market and economic conditions, reduced the Company's ability to rely on projections of future taxable income in assessing the realizability of its deferred tax assets.

After a review of the four sources of taxable income as of December 31, 2025 (as described above), and after consideration of the Company's continuing cumulative loss position as of December 31, 2025, the Company recorded a valuation allowance related to its U.S.-based deferred tax assets of $75.0 million at December 31, 2025. The valuation allowance on deferred tax assets increased by $4.9 million and increased by $11.7 million in 2025 and 2024, respectively.

The Company is subject to U.S. federal income tax as well as to income tax of multiple state jurisdictions. Currently there are no audits in process or pending from Federal or state tax authorities. The outcome of any tax audits cannot be predicted with certainty. If any issues addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs. As of December 31, 2025, a current estimate of the range of changes that may occur within the next twelve months cannot be made due to the uncertainty regarding the timing of these events.

For financial reporting purposes, income before provision for income taxes for the Company's foreign subsidiaries was approximately $0.2 million and $0.1 million years ended December 31, 2025 and 2024, respectively. Smith Micro does not provide for U.S. taxes on its unremitted earnings of foreign subsidiaries that have not been previously taxed since the Company intends to invest such undistributed earnings indefinitely outside of the U.S.

The 2017 U.S. Tax Cuts and Jobs Act subjects a U.S. shareholder to current tax on global intangible low-taxed income ("GILTI") earned by certain foreign subsidiaries. The Company's accounting policy is to recognize the tax on GILTI as a period expense in the period the tax is incurred. The current income related to the GILTI inclusion in 2025 is $0.6 million.

On July 4, 2025 the One Big Beautiful Bill Act (OBBBA) was signed into law which introduces significant changes to the U.S. corporate tax system. The main impacts of OBBBA for the Company are the ability to deduct domestic Section 174 Research and Development costs for tax years 2025 forward, 100% bonus depreciation, and changes to 163(j) interest limitations to remove depreciation and amortization expense from adjusted taxable income. These changes do not have a material impact on the Company's taxable position. The Company is electing under OBBBA to continue to amortize Section 174 costs capitalized in 2022-2024 through the remaining lives of the assets instead of taking a one-time deduction in 2025 for all unamortized amounts.

The cash paid for income taxes (net of refunds) for the years ended December 31, 2025 and 2024, respectively, as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Federal	$ —	$ —
State	(2)	4
Foreign	62	76
Total	$ 60	$ 80

9. Earnings Per Share

The Company calculates earnings per share ("EPS") as required by FASB ASC Topic No. 260, *Earnings Per Share*. Basic EPS is calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding for the period, excluding common stock equivalents. Diluted EPS is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding for the period, plus the weighted average number of dilutive common stock equivalents outstanding for the period using the treasury-stock method. For periods with a net loss, the dilutive common stock equivalents are excluded from the diluted EPS calculation. For purposes of this calculation, common stock subject to repurchase by the Company, options, warrants, and convertible notes are considered to be common stock equivalents, and are only included in the calculation of diluted earnings per share when their effect is dilutive.

The following table sets forth the details of basic and diluted earnings per share (in thousands, except per share amounts):

| | Year Ended December 31, | |
	2025	2024
Numerator:		
Net loss	$ (29,327)	$ (48,697)
Deemed Dividend	$ (769)	$ —
Net loss attributable to common stockholders for basic and diluted loss per share	$ (30,096)	$ (48,697)
Denominator:		
Weighted average shares outstanding – basic	20,605	12,367
Potential common shares – options / warrants (treasury stock method)	—	—
Weighted average shares outstanding – diluted	20,605	12,367
Shares excluded (anti-dilutive)	10,675	3,175
Net loss per common share:		
Basic	$ (1.46)	$ (3.94)
Diluted	$ (1.46)	$ (3.94)

The following shares were excluded from the computation of diluted net loss per share as the impact of including those shares would be anti-dilutive (in thousands):

| | Year Ended December 31, | |
	2025	2024
Outstanding stock options	29	9
Outstanding warrants	10,646	3,166
Total anti-dilutive shares	10,675	3,175

10. Employee Benefit Plans

The Company offers its U.S. employees participation in a 401(k) plan, in which the Company matches the employee contributions at a rate of 20%, subject to a vesting schedule. Total employer contributions amounted to $0.2 million and $0.4 million for the years ended December 31, 2025 and 2024, respectively.

11. Stock-Based Compensation

Stock Plans

On June 18, 2024, the Company's stockholders approved the Company's Amended and Restated Omnibus Equity Incentive Plan (the "OEIP") which amended and restated (and renamed) the Company's 2015 Omnibus Equity Incentive Plan (as previously amended, the "2015 Plan") and increased the number of shares reserved thereunder by 3.0 million shares. As of December 31, 2025, there were approximately 1.7 million shares available for future grants under the Company's OEIP. References to the OEIP herein include the 2015 Plan prior to its amendment and restatement. The maximum number of shares available for issuance over the term of the OEIP may not exceed 7.2 million shares. During the year ended December 31, 2025, the Company granted 3.4 million shares of restricted stock under the OEIP.

The Company previously maintained a 2005 Stock Option/Stock Issuance Plan (the "2005 Plan"), which was replaced by the 2015 Plan. As of December 31, 2025, no options issued under the 2005 Plan remain outstanding, and no new grants have been made under the 2005 Plan.

The OEIP provides for the issuance of full value awards (restricted stock, performance stock, dividend equivalent right or restricted stock units) and partial value awards (stock options or stock appreciation rights) to employees, non-employee members of the board and consultants. Any full value award settled in shares will be debited as 1.2 shares, and partial value awards settled in shares will be debited as 1.0 shares against the share reserve. The exercise price per share for stock option grants is not to be less than the fair market value per share of the Company's common stock on the date of grant. The Board of Directors has the discretion to determine the vesting schedule. Stock options may be exercisable immediately or in installments, but generally vest over a four-year period from the date of grant. In the event the holder ceases to be employed by the Company, all unvested stock options terminate, and all vested stock options may be exercised within a period of 90 days following termination. In general, stock options expire ten years from the date of grant. Restricted stock is valued using the closing stock price on the date of the grant. The total value is expensed over the vesting period, which typically ranges from two to forty-eight months.

Stock Compensation Expense

The Company accounts for all stock-based payment awards made to employees and directors based on their fair values and recognized as compensation expense over the vesting period using the straight-line method over the requisite service period for each award as required by FASB ASC Topic No. 718, *Compensation-Stock Compensation*.

Non- cash stock-based compensation expenses related to stock options, restricted stock grants and the ESPP (as defined below) were recorded in the financial statements as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Sales and marketing	$ 940	$ 1,207
Research and development	731	1,076
General and administrative	1,938	2,220
Total non-cash stock compensation expense	$ 3,609	$ 4,503

As of December 31, 2025, there was approximately $1.7 million of unrecognized compensation costs related to non-vested stock options and restricted stock granted under the OEIP, which is expected to be recognized over the next 2.1 years.

Stock Options

In 2025, there were 25,000 stock option awards granted with a vesting period of one year and a contractual term of ten years. There were no stock options awards granted in 2024. The assumptions used to compute the share-based compensation costs for the stock options granted during the year ended December 31, 2025, using the Black-Scholes option pricing model, were as follows:

	December 31, 2025
Weighted average grant date fair value of stock options	$ 0.68
Assumptions	
Risk-free interest rate (weighted average)	4.1%
Expected dividend yield	—
Weighted average expected life (years)	6.2
Volatility (weighted average)	143.8%
Forfeiture rate	0.0%

A summary of the Company's stock options outstanding under the OEIP and 2005 Plan as of December 31, 2025 and 2024 and the related activity during 2025 is as follows (in thousands except per share amounts):

	Shares	Weighted Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value
Outstanding as of December 31, 2024	5	$ 27.57	4.1	$ —
Granted	25	$ 1.26	—	$ —
Outstanding as of December 31, 2025	30	$ 5.96	8.0	$ —
Vested and expected to vest at December 31, 2025	30	$ 5.96	8.0	$ —
Exercisable as of December 31, 2025	5	$ 27.68	2.9	$ —

Employee Stock Purchase Plan

The Company has a shareholder-approved employee stock purchase plan ("ESPP"), under which substantially all employees may purchase the Company's common stock through payroll deductions at a price equal to 85% of the lower of the fair market values of the stock as of the beginning and end of six-month offering periods. An employee's payroll deductions under the ESPP are limited to 10% of the employee's compensation and employees may not purchase more than the lesser of $25,000 of stock or 250 shares for any calendar year. Additionally, no more than 281,250 shares in the aggregate may be purchased under the ESPP. There were no shares purchased for the offering period ended September 30, 2025.

The fair values are estimated at the beginning of each offering period using a Black-Scholes valuation model that uses the assumptions noted in the following table. The risk-free rate is based on the U.S. treasury yield curve in effect at the time of grant. Expected volatility was based on the historical volatility on the day of grant. Following is a schedule of the shares purchased, the fair value per share, and the Black-Scholes model assumptions for each offering period:

Offering Period Ended	March 31, 2025	September 30, 2024	March 31, 2024
Shares purchased for offering period	3,000	3,942	844
Fair value per share as of the beginning of the offering period	$ —	$ 1.31	$ 0.47
Assumptions			
Risk-free interest rate (average)	4.6%	5.4%	5.5%
Expected dividend yield	—	—	—
Weighted average expected life (years)	0.5	0.5	0.5
Volatility (average)	159.0%	111.1%	66.3%

Restricted Stock Awards

A summary of the Company's restricted stock awards outstanding under the OEIP as of December 31, 2025 and 2024, and the activity during years ended therein, are as follows (in thousands, except weighted average grant date fair value):

	Shares		Weighted average grant date fair value
Unvested at December 31, 2023	256	$	20.88
Granted	695	$	3.77
Vested	(515)	$	8.81
Canceled and forfeited	(17)	$	7.75
Unvested at December 31, 2024	419	$	7.86
Granted	3,380	$	0.97
Vested	(2,154)	$	1.96
Canceled and forfeited	(153)	$	1.02
Unvested at December 31, 2025	1,492	$	1.47

12. Revenues

Performance Obligations

Family Safety Cloud Based Services

Smith Micro's Family Safety solutions, which includes the SafePath family of products, are a hybrid software as a service ("SaaS") offering. The Company considers the provision of the perpetual license and the cloud-based platform as a single performance obligation. The Company provides the perpetual license on a royalty free basis and earns revenue on a revenue share arrangement. Smith Micro recognizes the revenue share fees when it is entitled to the consideration earned for the distinct service period based on its customer's usage of its cloud-based services.

ViewSpot Cloud Based Services

The Company's ViewSpot product was a cloud-based platform that Smith Micro's customers used to display their promotional content on mobile devices in their retail outlets. Smith Micro sold a royalty free license and cloud-based services to serve the promotional content and capture consumer interaction with the in-store display mobile device. ViewSpot services depended on a significant level of integration, interdependency, and interrelation between the on-premise applications and the cloud services, and were accounted for together as a single performance obligation. ViewSpot services were sold on a fixed fee basis to Smith Micro's customers based on pre-defined purchase orders. Since Smith Micro was obligated to provide the required services over the contract period, the revenue was recognized over time.

From time to time, the Company also provided services to either to configure ad hoc targeted promotional content for Smith Micro's customers or to set up new devices for optimization on the ViewSpot platform upon request. These requests were driven by the customers' marketing initiatives and tended to be short term "bursts" of activity. Smith Micro recognized revenues from these ad hoc services at a point in time which is upon delivery of the configured promotional content to the cloud platform or upon certification of the new device.

Smith Micro divested its ViewSpot product in June 2025.

CommSuite® Revenue

For the CommSuite product, the Company may provide integration services for a fee to ensure the Company's software solution can operate on the customer's operating platforms and the operating platform of the mobile devices of Smith Micro's customer's end users. In addition, since the mobile device OEMs change their operating systems regularly, Smith Micro provides maintenance services to ensure utility of the software license is not diminished for the Company's customers. Smith Micro considers the integration services, the software license, and maintenance services to maintain the utility of the software license for its customers as a single performance obligation. The Company provides the perpetual license on a royalty free basis. Revenue related to integration services, if charged, is recognized at a point in time upon delivery and acceptance of the licensed software by the customer.

To support the CommSuite solution, Smith Micro also provides customers with its hosted environment and Application Service Provider ("ASP") services for the duration of the license term. The Company considers the provision of these services to be a separate performance obligation. In these transactions, the total consideration expected is variable. The Company does not estimate when the variable consideration will be recognized because the License Usage Based Fees, Hosting Service Fees and ASP Advertising Fees relate specifically to the Company's efforts to transfer the services for a specified period (month or quarter) which are distinct from the services provided in other specified periods. Smith Micro's customer's or the customer's end customer's usage occurs within the defined period, and the variability of Smith Micro's license, hosting and ASP fees is resolved in the specified period, and such fees earned are not subject to adjustment based on the activity in other periods.

Smith Micro earns revenue from these services and for advertisements placed by its customers on the Company's platform on a revenue share arrangement.

Consulting Services and Other

Smith Micro has developed a roadmap for adding new functionality to its wireless products to extend the product lifecycle and expand its customer's use of the product on their networks. From time to time, the Company enters into consulting services arrangements with its customers to develop incremental functionality not included on the developmental roadmap. The Company earns revenue from these consulting services that is recognized at the time of delivery of the software when the services have been completed and control has been transferred to the customers, or in certain circumstances when the Company is customizing functionality specific to customers' requirements and when the Company has an enforceable right to payment for work completed to date, revenue is recognized as the work progresses.

The Company also may enter into arrangements with certain customers to provide technology support services beyond the initial warranty period. Technology support services include e-mail and telephone support and unspecified rights to bug fixes available on a when-and-if available basis. Smith Micro considers the provision of such technology support services to be a separate performance obligation which is generally billed in advance for a fixed term and recognized as revenue ratably over the contractual term as the Company performs its services.

Deferred Revenue

Deferred revenue represents amounts billed to customers for which revenue has not been recognized. Deferred revenue primarily consists of the unearned portion of monthly, quarterly, and annually billed service fees and prepayments made by customers for a future period. Smith Micro recognizes revenue upon transfer of control. As of December 31, 2025 and 2024, the Company's total deferred revenue balances were nominal.

Costs to Obtain a Customer Contract

The Company generally pays sales commissions to its sales force, which are incremental and recoverable costs of acquiring contracts. In most instances, sales commissions are only paid when the Company earns usage-based fees on the contracts. The commission obligation is established each quarter based on the usage-based fees earned. The commission obligation is not adjusted by future usage-based fees earned, meaning each period is discrete from the other. As a result of the structure of the commission plan, Smith Micro records the commission expense when the commission obligation is determined, which is generally quarterly.

Certain provisions of the sales commission plan incentivize and recognize the efforts of eligible participants to earn bonuses on future revenue generated on new contracts, sale of a new product to an existing customer, or revision of contract terms with an existing customer expected to result in an increase in revenues. The sales bonuses are tiered based on the opportunity size. Sales bonuses paid under these provisions of the sales commission plan are incremental contract acquisition costs, and accordingly are recorded as a deferred contract asset that is amortized on a straight-line basis over the average contract life of the new, renewed, and modified contract.

Costs to Fulfill a Customer Contract

The Company incurs costs to fulfill obligations under a contract which are recognized as the Company fulfills its performance obligation and recognizes revenue. Where the Company provides services and earns revenue over the contract term based on usage of Smith Micro's platforms, the associated fulfillment costs are recognized as they are incurred and as usage-based revenue is recognized.

Disaggregation of Revenues

Revenues on a disaggregated basis are as follows (in thousands):

	Year Ended December 31,	
	2025	2024
License and service fees (Over time)	$ 3,168	$ 3,122
Hosted environment usage fees (Over time)	3,110	2,956
Cloud based usage fees (Over time)	11,029	13,923
Consulting services and other (Point in time)	56	554
Total revenues	$ 17,363	$ 20,555

The opening balance of accounts receivable as of January 1, 2024 was $7.9 million.

13. Commitments and Contingencies

Litigation

The Company may become involved in various legal proceedings arising from its business activities. While management does not believe the ultimate disposition of these matters will have a material adverse impact on the Company's consolidated results of operations, cash flows, or financial position, litigation is inherently unpredictable, and depending on the nature and timing of these proceedings, an unfavorable resolution could materially affect the Company's future consolidated results of operations, cash flows, or financial position in a particular period.

Other Contingent Contractual Obligations

During its normal course of business, the Company has made certain indemnities, commitments, and guarantees under which it may be required to make payments in connection with certain transactions. These include indemnities to the Company's customers pursuant to contracts for the Company's products and services, including indemnities with respect to intellectual property; confidentiality and data privacy; indemnities to various lessors in connection with facility leases for certain claims arising from use of such facility or under such lease; indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company; indemnities involving the accuracy of representations and warranties in certain contracts; and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. In addition, the Company has made or may make contractual commitments to employees providing for severance payments upon the occurrence of certain prescribed events. The Company may also issue a guarantee in the form of a standby letter of credit as security for contingent liabilities under certain customer contracts. The duration of these indemnities, commitments, and guarantees varies, and in certain cases may be indefinite. The majority of these indemnities, commitments, and guarantees may not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments, and guarantees in the accompanying consolidated balance sheets.

14. Leases

The Company leases office space and equipment. The Company determines if a contract is a lease at the inception of the arrangement and reviews all options to extend, terminate, or purchase its right-of-use assets at the inception of the lease and accounts for these options when they are reasonably certain of being exercised.

Leases with an initial term of greater than twelve months are recorded on the consolidated balance sheet. Lease expense is recognized on a straight-line basis over the lease term.

The Company's lease contracts generally do not provide a readily determinable implicit rate. For these contracts, the estimated incremental borrowing rate is based on information available at the inception of the lease.

Operating lease cost was $1.6 million for each of the years ended December 31, 2025 and 2024, respectively. Cash payments for lease liabilities were $1.5 million and $1.6 million for the years ended December 31, 2025 and 2024, respectively.

Operating lease assets and liabilities are summarized as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Right-of-use assets	$ 1,119	$ 2,367
Current lease liabilities	$ 914	$ 1,279
Long-term lease liabilities	417	1,287
Total lease liabilities	$ 1,331	$ 2,566

The Company recognized noncash increases for the right-of-use assets obtained in exchange for the new operating lease liabilities in the amount of $1.0 million for December 31, 2024.   There were no noncash right-of-use asset transactions for year ended December 31, 2025. Subsequent to year end the Company executed a lease renewal and will recognize a noncash increase for the right-of-use asset obtained in exchange for a new operating lease liability of approximately $1.0 million for December 31, 2026.

The maturity of operating lease liabilities is presented in the following table (in thousands):

	As of December 31, 2025
2026	$ 979
2027	377
2028	61
Total lease payments	1,417
Less imputed interest	86
Present value of lease liabilities	$ 1,331

Additional information relating to the Company's operating leases follows:

	As of December 31, 2025	As of December 31, 2024
Weighted average remaining lease term (years)	1.4	1.98
Weighted average discount rate	8.2%	7.5%

15. Segment, Concentration and Geographical Information

Segment Information

Public companies are required to report financial and descriptive information about their reportable operating segments as required by FASB ASC Topic No. 280, *Segment Reporting ("Topic 280")*. The Company has one primary business unit based on how management internally evaluates separate financial information, business activities and management responsibility: Wireless. The Wireless segment includes the Family Safety (which includes SafePath), CommSuite, and ViewSpot families of products (prior to the divestiture of ViewSpot in 2025).

The Company's chief operating decision maker ("CODM") as such term is defined in Topic 280, is its President and CEO. As infrastructure and resources are shared across the Company's operations, the CODM manages the Company's operations based on consolidated financial information for purposes of evaluating financial performance, investment, cash flow metrics and allocating resources.

The accounting policies of the Company's single operating segment are the same as those described in the summary of significant accounting policies appearing in Note 1. Although the CODM uses other measures of operating performance, the Company concluded that consolidated net loss is the measure required to be disclosed as the segment measure of profit or loss. Adjusted operating loss and net loss are used to evaluate the effectiveness of Smith Micro's performance and to monitor budget versus actual results. The measure of segment assets is reflected as "total assets" in the accompanying consolidated balance sheet.

Revenue and expenses regularly provided to the CODM are included in the following reconciliation of the Company's net adjusted operating loss and net loss. It includes the significant expense categories computed under U.S. GAAP, reconciled to the Company's total net loss as presented in the consolidated statement of operations.

| | Year Ended December 31, | |
	2025	2024
Revenues	$ 17,363	$ 20,555
Less:		
Adjusted cost of revenues[1]	4,504	6,100
Adjusted selling and marketing[2]	4,991	7,496
Adjusted research and development[2]	9,546	12,687
Adjusted general and administrative[2]	7,928	8,072
Adjusted operating loss	(9,606)	(13,800)
Other segment expenses[3]	415	(798)
Stock-based compensation expense	(3,609)	(4,503)
Depreciation	(293)	(365)
Amortization	(5,105)	(5,935)
Goodwill impairment	(11,052)	(23,989)
Other (Expenses) Income	(153)	680
Loss before benefit for income taxes	(29,403)	(48,710)
Income tax benefit	(76)	(13)
Net loss	$ (29,327)	$ (48,697)
Deemed dividend	(769)	—
Net loss attributable to common stockholders	$ (30,096)	$ (48,697)

(1) Adjusted amounts exclude depreciation expense and other adjustments as further described in footnote 3 to this table.

(2) Adjusted amounts exclude stock-based compensation expense and other adjustments as further described in footnote 3 to this table.

(3) Other segment expenses include personnel severance and reorganization activities, amortization of debt discount, and other corporate non-recurring expenditures, offset by the gain on sale from the divestiture of the Company's ViewSpot product.

The following table presents the disaggregation of Wireless revenues by product line (in thousands):

| | Year Ended December 31, | |
	2025	2024
Family Safety	$ 14,121	$ 16,430
CommSuite	3,100	2,956
ViewSpot	142	1,169
Total Wireless revenues	$ 17,363	$ 20,555

Concentration Information

The Company has certain customers whose revenues individually represented greater than 10% of the Company's total revenues, or whose accounts receivable balances individually represented greater than 10% of the Company's total accounts receivable.

For the year ended December 31, 2025, three customers made up 60%, 21%, and 18% of revenues. For the year ended December 31, 2024, three customers made up 58%, 20%, and 14% of revenues.

As of December 31, 2025, three customers accounted for 44%, 29%, and 16% of accounts receivable, and as of December 31, 2024, two customers accounted for 68% and 14% of accounts receivable.

The Company's major customers could reduce their orders of the Company's products in favor of a competitor's product or for any reason. The loss of these major customers or decisions by a significant customer to substantially reduce purchases could have a material adverse effect on Smith Micro's business.

For the year ended December 31, 2025, three service providers accounted for 16%, 15%, and 11% of purchases in the year, totaling 41% of trade payables as of December 31, 2025. For the year ended December 31, 2024, three service providers accounted for 22%, 18%, and 14% of purchases in the year, totaling 35% of trade payables as of December 31, 2024.

Geographical Information

During the years ended December 31, 2025 and 2024, the Company operated in two geographic locations: the Americas and Europe, Middle East and Africa (EMEA). Revenues attributed to the geographic location of the customers' bill-to address were as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Americas	$ 17,307	$ 20,017
EMEA	56	538
Total revenues	$ 17,363	$ 20,555

The Company does not separately allocate specific assets to these geographic locations.

16. Subsequent Events

The Company evaluates and discloses subsequent events as required by ASC Topic No. 855, *Subsequent Events*. The Topic establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued.

On February 3, 2026, the Company entered into a Note Purchase Agreement (the "Note Agreement") with the Smith Living Trust, for which William W. Smith, Jr., the Company's Chairman, President and Chief Executive Officer, and his wife, Dieva L. Smith, serve as co-trustees ("Smith"). Pursuant to the Note Agreement, Smith agreed to loan funds to the Company in return for one or more secured promissory notes (in each case, a "Note") and accompanying unregistered common stock purchase warrants (in each case, a "Warrant"). The Note Agreement provides that each Note will be secured by the Company's accounts receivable and certain other assets, will bear interest at a rate of 15.0% per annum, and will be due on or before March 31, 2026 (the "Maturity Date"), unless otherwise mutually agreed by the parties. Pursuant to the Note Agreement, each Note will be accompanied by the issuance of a Warrant to purchase shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), which will be exercisable at any time beginning six months following its original issuance, will expire five years from the initial exercise date and will have an exercise price equal to the greater of (a) $0.68 and (b) the greater of the market price of the Company's Common Stock on the date of the Note Agreement or on the date of issuance. On February 3, 2026, the Company and Smith completed a closing of a loan transaction under the Note Agreement, and the Company issued a Note and a Warrant to Smith pursuant to the terms of the Note Agreement. The Warrant has an exercise price of $0.68 and will be exercisable during the period beginning August 3, 2026 and ending August 3, 2031. The gross proceeds to the Company from the closing totals approximately $1,000,000 (comprised of approximately $814,979 as a loan and approximately $185,021 for the purchase of the accompanying Warrant), before deducting transaction expenses payable by the Company. The Company expects to use the net proceeds from the transaction for working capital and general corporate purposes. The transaction was approved by the Company's Board of Directors and the Company's Audit Committee.

On March 4, 2026, the Company entered into a Securities Purchase Agreement for the sale of Secured Convertible Notes (the "2026 Convertible Notes") with an aggregate original principal amount of $4.9 million and an initial conversion price of $0.68 per share, subject to adjustment, and warrants to acquire up to an aggregate amount of approximately 9.4 million additional shares of the Company's common stock. The Smith Living Trust, for which William W. Smith, Jr., the Company's Chairman, President and Chief Executive Officer, and his wife, Dieva L. Smith serve as co-trustees, and Timothy C. Huffmyer, the Company's Chief Operating Officer, Chief Financial Officer and Treasurer, are among the buyers in the offering. The Company has agreed to use the proceeds of the offering (i) to repay in full the principal and interest outstanding under those certain notes due on March 31, 2026 in the aggregate amount of up to $2.2 million plus any additional interest amounts that may accrue in connection with the extension of the maturity date under the existing notes and (ii) for general corporate purposes. The 2026 Convertible Notes will mature on March 31, 2029; however, this date may be extended at the option of the holder. The 2026 Convertible Notes will accrue interest at the rate of 8.0% per annum, which will be payable in full upon the Maturity Date. Upon the occurrence and during the continuance of an Event of Default (as defined in the 2026 Convertible Notes), the 2026 Convertible Notes will accrue interest at the rate of 12.0% per annum. At any time after the sixth month anniversary of the issuance of the 2026 Convertible Notes, each 2026 Convertible Note will be convertible, at the option of the holder, into shares of our common stock at an initial conversion price equal to $0.68, which is subject to standard adjustments. The offering was approved by the Company's Board of Directors and the Company's Audit Committee and is expected to close on or about March 6, 2026, subject to customary closing conditions. The aggregate gross proceeds from the offering are expected to be approximately $4.9 million, before deducting offering expenses payable by the Company.

On March 3, 2026, the Company's Board of Directors approved the appointments of William W. Smith Jr. as Executive Chairman of the Board of Directors, Timothy C. Huffmyer as President and Chief Executive Officer, and Bethany M. Braund as Chief Financial Officer and Treasurer, each effective as of the close of business on March 31, 2026.

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BOARD OF DIRECTORS

William W. Smith, Jr.
Executive Chairman of the Board

Andrew Arno
Director

Thomas G. Campbell
Director

Steven L. Elfman
Director

Samuel Gulko
Director

Asha Keddy
Director

Chetan Sharma
Director

Gregory J. Szabo
Director

OFFICERS & SENIOR MANAGEMENT

Timothy C. Huffmyer
President and
Chief Executive Officer

Bethany M. Braund
Vice President,
Chief Financial Officer and Treasurer

Anup Kaneri
Vice President,
Chief Product and Revenue Officer

Charles B. Messman
Vice President,
Marketing

Jennifer M. Reinke
Vice President,
General Counsel and Secretary

David P. Sperling
Chief Technology Officer and
Senior Vice President, Engineering

CONTACT INFORMATION

Corporate Headquarters
5800 Corporate Drive
Pittsburgh, PA 15237 USA
+1 (412) 837-5300

Transfer Agent & Registrar
Computershare Trust Company N.A.
150 Royall Street, Suite 101
Canton, MA 02021 USA
+1-800-736-3001
www.computershare.com

Legal Counsel
Buchanan Ingersoll & Rooney PC
Pittsburgh, PA 15219 USA

Auditors
SingerLewak LLP
Los Angeles, CA 90024 USA

ADDITIONAL OFFICE LOCATIONS

R. Parque Industrial de Marvila, 23
4705-345 Braga
Portugal

Španskih boraca 3
11070 Belgrade
Serbia

Vasagatan 15-17
111 20 Stockholm
Sweden

120 Vantis, Suite 350
Aliso Viejo, CA 92656 **USA**

ADDITIONAL INFORMATION

Smith Micro maintains an investor relations program. If you have any questions or would like additional information concerning the Company's operations or financial statements, please contact:

Smith Micro Software, Inc.
Investor Relations
5800 Corporate Drive
Pittsburgh, PA 15237 USA
+1 (412) 837-5300
ir@smithmicro.com



